

Annual Report

2014

CEL-SCI Corporation

CEL-SCI is focused on finding the best way to activate the immune system to fight cancer and infectious diseases. Its lead investigational therapy, Multikine (Leukocyte Interleukin, Injection), or Multikine, is currently in a pivotal Phase 3 clinical trial against squamous cell carcinoma of the head and neck, or SCCHN, for which CEL-SCI has received Orphan Drug Status from the U.S. Food and Drug Administration, or FDA. If the primary endpoint of 10% improvement in overall survival in favor of the Multikine treated patient group is achieved, the results will be used to support applications to regulatory agencies around the world for worldwide commercial marketing approvals as a first line cancer therapy. Additional clinical indications for Multikine include cervical dysplasia in HIV/HPV co-infected women, for which a Phase 1 study was successfully concluded; and the treatment of peri-anal warts in HIV/HPV co-infected men and women, for which a Phase 1 trial is now underway in conjunction with the U.S. Navy under a Cooperative Research and Development Agreement, or CRADA.

CEL-SCI's immune therapy, Multikine, is designed to be used in a different way than immune therapy is usually used. It is designed to be administered locally to treat local tumors before any other therapy has been administered. For example, in the ongoing Phase 3 clinical trial, Multikine is injected locally at the site of the tumor and near the adjacent draining lymph nodes as a first line of treatment before surgery, radiation and/or chemotherapy because that is when the immune system is thought to be strongest. The goal is to help the intact immune system recognize and kill the micro metastases that usually cause recurrence of the cancer. In short, CEL-SCI believes that local administration and administration before weakening of the immune system by chemotherapy and radiation will result in better anti-tumor response than if Multikine were administered as a second- or later-line therapy. In clinical studies of Multikine, administration of the investigational therapy to head and neck cancer patients has demonstrated the potential for less or limited to no appreciable toxicity.

Human Papilloma Virus (HPV) is a very common sexually transmitted disease in the United States and also other parts of the world. It can lead to cancer of the cervix, penis, anus, esophagus and head and neck. CEL-SCI's focus on HPV, however, is not the development of an antiviral for the potential treatment or prevention of HPV in the general population. Instead, the focus is on developing an immunotherapy product designed to be administered to patients who are immune-suppressed by other diseases, such as HIV, and who are therefore less able or unable to control HPV and its resultant or co-morbid diseases. This group of patients has limited treatment options available to them. HPV is also relevant to the head and neck cancer Phase 3 study since it is now known that HPV is a cause of head and neck cancer, but mostly in the throat. Multikine was shown to kill HPV in an earlier study of HIV infected women with cervical dysplasia.

CEL-SCI is also investigating a different peptide-based immunotherapy (LEAPS-H1N1-DC) as a possible treatment for H1N1 hospitalized patients and as a vaccine (CEL-2000) for Rheumatoid Arthritis (currently in preclinical testing) using its LEAPS technology platform. The investigational immunotherapy LEAPS-H1N1-DC treatment involves non-changing regions of H1N1 Pandemic Flu (www.jci.org/articles/view/67550), Avian Flu (H5N1), and the Spanish Flu, as CEL-SCI scientists are very concerned about the possible emergence of a new more virulent hybrid virus through the combination of H1N1 and Avian Flu, or possibly Spanish Flu.

CEL-SCI was formed as a Colorado corporation in 1983. CEL-SCI's principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, VA 22182. CEL-SCI's telephone number is 703-506-9460 and its website is www.cel-sci.com. CEL-SCI does not incorporate the information on its website into this report, and you should not consider it part of this report.

CEL-SCI also has operations in/near Baltimore, Maryland.

CEL-SCI makes its electronic filings with the Securities and Exchange Commission (SEC), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on its website free of charge as soon as practicable after they are filed or furnished to the SEC.

CEL-SCI'S PRODUCTS

CEL-SCI's product pipeline consists of the following:

1) Multikine (Leukocyte Interleukin, Injection), an investigational immunotherapy under development as a potential neoadjuvant therapy in patients with SCCHN, which is a type of head and neck cancer, and anal warts or cervical dysplasia in HIV/HPV co-infected patients.;

2) LEAPS (Ligand Epitope Antigen Presentation System) technology, with two investigational therapies, LEAPS-H1N1-DC, a product candidate under development for the potential treatment of pandemic flu in hospitalized patients, and CEL-2000, a vaccine product candidate under development for the potential treatment of rheumatoid arthritis.

The following chart depicts CEL-SCI's product candidates, their indications and their current stage of development:


CANDIDATE
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
Marketing approval
MULTIKINE
Head and neck cancer: Neoadjuvant therapy in patients with squamous cell carcinoma of the head and neck (right after diagnosis, before the first standard cancer treatment)
HPV: Anal warts in HIV/HPV co-infected patients in collaboration with U.S. Navy
HPV: Cervical dysplasia in HIV/HPV co-infected patients (University of Maryland)
L.E.A.P.S. Technology
Pandemic Flu treatment: (NIAID)
Rheumatoid Arthritis CEL-2000: (Grant)
Breast Cancer

MULTIKINE

CEL-SCI's lead investigational therapy, Multikine, is currently being developed as a potential therapeutic agent directed at using the immune system to produce an anti-tumor immune response. Data from Phase 1 and Phase 2 clinical trials suggest that Multikine simulates the activities of a healthy person's immune system, enabling it to use the body's own anti-tumor immune response. Multikine is the trademark that CEL-SCI has registered for this investigational therapy, and this proprietary name is subject to review by the FDA in connection with CEL-SCI's future anticipated regulatory submission for approval. Multikine has not been licensed or approved for sale, barter or exchange by the FDA or any other regulatory agency. Neither has its safety or efficacy been established for any use.

Regulatory authorities in 21 countries around the world, including the FDA in the United States, have allowed Multikine to be studied in a global Phase 3 clinical trial as a potential neoadjuvant therapy in patients with SCCHN. The trial is currently under the management of two clinical research organizations, CROs, Aptiv Solutions, Inc., or Aptiv, and Ergomed Clinical Research Limited, or Ergomed, which are adding clinical centers in in an effort to increase the speed of patient enrollment.

The current standard of care, or SOC, treatment regimen for advanced primary head and neck cancer patients consists of surgical resection of the tumor and involved lymph nodes, followed by either radiotherapy alone or radiotherapy and concurrent chemotherapy. The ongoing Phase 3 trial is testing the hypothesis that Multikine treatment, administered prior to such SOC treatment regimen, will extend overall survival, enhance the local/regional control of the disease and reduce the rate of disease progression in patients with squamous cell carcinoma of the head and neck.

The primary clinical endpoint in CEL-SCI's ongoing Phase 3 clinical trial is the achievement of a 10% improvement in overall survival in the Multikine plus SOC treatment arm over that which is achieved in the SOC treatment arm alone (all subjects in the Phase 3 study will receive SOC). Based on what is presently known about the current survival statistics for this population, CEL-SCI believes that achievement of this endpoint should enable CEL-SCI, subject to further consultations with the FDA, to move forward, prepare and submit a Biologic License Application, or BLA, to FDA for Multikine as a neoadjuvant therapy in patients with SCCHN.

In the Phase 3 clinical trial, Multikine is administered to cancer patients prior to their receiving any conventional treatment for cancer, including surgery, radiation and/or chemotherapy.   This could be shown to be important because conventional therapy may weaken the immune system, and may compromise the potential effect of immunotherapy. Because Multikine is given before conventional cancer therapy, when the immune system may be more intact, CEL-SCI believes the possibility exists for it to have a greater likelihood of activating an anti-tumor immune response under these conditions. This likelihood is one of the clinical aspects being evaluated in the ongoing global Phase 3 clinical trial.

Multikine is an immunotherapy product candidate comprised of a patented defined mixture of 14 human natural cytokines and is manufactured in a proprietary manner in CEL-SCI's manufacturing facility. The pro-inflammatory cytokines mixture includes interleukins, interferons, chemokines and colony-stimulating factors, which contain elements of the body's natural mix of defenses against cancer.

Throughout the course of the Phase 3 study thus far, an Independent Data Monitoring Committee, or IDMC, has met periodically to review safety data from the Phase 3 study, and the IDMC is expected to continue doing so throughout the remainder of the Phase 3 study. At the various points in the study thus far at which the IDMC has completed review of the safety data it has indicated that safety signals have not been identified thus far in the Phase 3 study that would call into question the benefit/risk of continuing the study and has recommended that the Phase 3 study may continue. Ultimately, the decision as to whether a drug is safe (and whether it is effective) is made by the FDA and other regulatory authorities based upon an assessment of all of the data from an entire drug development program submitted in an application for marketing approval.

The following is a summary of results from the last Phase 2 study conducted with Multikine. This study employed the same treatment protocol as is being followed in the Phase 3 study:

- In a follow-up analysis of the Phase 2 clinical study population, which used the same dosage and treatment regimen as is being used in the Phase 3 study, head and neck cancer patients with locally advanced primary disease who received its investigational therapy Multikine as first-line investigational therapy, followed by surgery and radiotherapy, or surgery and chemoradiotherapy, were reported by the clinical investigators to have had a 63.2% overall survival, or OS, rate at a median of 3.33 years from surgery. This percentage of OS was arrived at as follows: of the 21 subjects enrolled in the Phase 2 study, the consent for the survival follow-up portion of the study was received from 19 subjects. OS was calculated using the entire treatment population that consented to the follow-up portion of the study (19 subjects), including two subjects who, as later determined by three pathologists blinded to the study, did not have oral squamous cell carcinoma, or OSCC, which is a type of SCCHN. These two subjects were thus not evaluable per the protocol and were not included in the pathology portion of the study for purposes of calculating complete response rate, as described below, but were included in the OS calculation. The overall survival rate of subjects receiving the investigational therapy in this study was compared to the overall survival rate that was calculated based upon a review of 55 clinical trials conducted in the same cancer population (with a total of 7,294 patients studied), and reported in the peer reviewed scientific literature between 1987 and 2007. Review of this literature showed an approximate survival rate of 47.5% at 3.5 years from treatment. Therefore, the results of the final Phase 2 study were considered to be potentially favorable in terms of overall survival, recognizing the limitations of this early-phase study. It should be noted that an earlier investigational therapy Multikine study appears to lend support to the overall survival findings described above - Feinmesser et al Arch Otolaryngol. Surg. 2003. However, no definitive conclusions can be drawn from these data about the potential efficacy or safety profile of this investigational therapy. Moreover, further research is required, and these results must be confirmed in the Phase 3 clinical trial of this investigational therapy that is currently in progress. Subject to completion of that Phase 3 trial, and the FDA's review and acceptance of the entire data set on this investigational therapy, CEL-SCI believes that these early-stage clinical trial results indicate the potential for its Multikine product candidate to become aneoadjuvant therapy in patients with SCCHN, if approved.

- *Reported average of 50% reduction in tumor cells in Phase 2 trials (based on 19 patients evaluable by pathology, having OSCC):* The clinical investigators who administered the three-week Multikine treatment regimen used in the Phase 2 study reported that, as was determined in a controlled pathology study, Multikine administration appeared to have caused, on average, the disappearance of about half of the cancer cells present at surgery (as determined by histopathology assessing the area of Stroma/Tumor (Mean+/- Standard Error of the Mean of the number of cells counted per filed)) even before the start of standard therapy, which normally includes surgery, radiation and chemotherapy (Timar et al, JCO 2005).

- *Reported 10.5% complete response in the Phase 2 trial (based on 19 patients evaluable by pathology, having OSCC):* The clinical investigators who administered the three-week Multikine investigational treatment regimen used in the Phase 2 study reported that, as was determined in a controlled pathology study, the tumor apparently was no longer present (as determined by histopathology) in approximately 10.5% of evaluable patients with OSCC (Timar et al JCO 2005). In the original study, 21 subjects received Multikine, two of which were later excluded, as subsequent analysis by three pathologists blinded to the study revealed that these two patients did not have OSCC. Two subjects in this study had a complete response, leaving a reported complete response rate of two out of 19 assessable subjects with OSCC (or 10.5%) (Timar et al, JCO 2005).

Subsequently, an analysis on the 21 subjects originally treated with Multikine in the study to evaluate overall survival was conducted, as described above. In connection with the follow-up portion of the study for overall survival, CEL-SCI also conducted an unreported post-hoc analysis of complete response rate in the study population, which included subjects who provided consent for the follow-up and who also had OSCC. Two out of the 21 subjects did not re-consent for follow-up, and two of the remaining 19 subjects were excluded from the post-hoc complete response rate analysis as they had previously been determined by pathology analysis to not have OSCC. The two complete responders with OSCC both consented to the follow-up study. Therefore, the post-hoc analysis of complete response was based on a calculation of the two complete responders out of 17 evaluable subjects who consented to the follow-up analysis and who also had OSCC (or 11.8%).

Furthermore, CEL-SCI reported an overall response rate of 42.1% based on the number of evaluable patients who experienced a favorable response to the treatment, including those who experienced minor, major and complete responses. Out of the 19 evaluable patients, two experienced a complete response, two experienced a major response, and four experienced a minor response to treatment. Thus, CEL-SCI calculated the number of patients experiencing a favorable response as eight patients out of 19 (or 42.1%) (Timar el al, JCO 2005).

The clinical significance of these and other data, to date, from the multiple Multikine clinical trials is not yet known. These preliminary clinical data do suggest the potential to demonstrate a possible improvement in the clinical outcome for patients treated with Multikine.

Subject to completion of CEL-SCI's global Phase 3 clinical trial and the FDA's review of CEL-SCI's entire data set on Multikine, if the FDA were to conclude that the safety and efficacy of Multikine is established, the early-phase clinical data is encouraging in suggesting the potential that head and neck cancer patients with advanced primary disease (approximately 66% of all head and neck cancer patients) could be candidates for Multikine if it were to be approved by FDA.

In August 2008, CEL-SCI signed an agreement with Teva Pharmaceutical Industries Ltd., or Teva, that grants Teva the exclusive right and license to market, distribute and sell Multikine in Israel and Turkey for treatment of head and neck cancer, if approved. The agreement terminates on a country-by-country basis 10 years after the product launch in each country or, upon a material breach or upon the bankruptcy of either party. The agreement will automatically extend for additional two year terms unless either party gives notice of its intent not to extend the agreement. If CEL-SCI develops Multikine for other oncology indications and Teva indicates a desire to participate, the parties have agreed to negotiate in good faith with respect to Teva's participation and contribution in future clinical trials.

Teva has agreed to use all reasonable efforts to obtain regulatory approval to market and sell Multikine in its territory at its own cost and expense. Pursuant to the agreement, it is CEL-SCI's responsibility to supply Multikine and Teva's responsibility to sell Multikine, if approved. Net sales will be divided 50/50 between the two parties. Teva also initially agreed to fund certain activities relating to the conduct of a clinical trial in Israel as part of the global Phase III trial for Multikine. In January 2012, pursuant to an assignment and assumption agreement between CEL-SCI, Teva and GCP Clinical Studies Ltd., or GCP, Teva transferred all of its rights and obligations concerning the Phase III trial in Israel to GCP. GCP is now operating the Phase III trial in Israel pursuant to a service agreement with CEL-SCI.

In July 2011, Serbia and Croatia were added to Teva's territory pursuant to a joinder agreement between CEL-SCI and PLIVA Hrvatska d.o.o., or PLIVA, an affiliate of Teva, subject to similar terms as described above.

In consideration for the rights granted by CEL-SCI to PLIVA under the joinder agreement, CEL-SCI will be paid by PLIVA (in U.S. dollars):

- $100,000 upon European Medicines Agency ("EMA") grant of Marketing Authorization for Multikine;
- $50,000 upon Croatia's grant of reimbursement status for Multikine in Croatia; and
- $50,000 upon Serbia's grant of reimbursement status for Multikine in Serbia.

In November 2000, CEL-SCI signed an agreement with Orient Europharma Co., Ltd., or Orient Europharma, of Taiwan, which agreement was amended in October 2008 and again in June 2010. Pursuant to this agreement, as amended, Orient Europharma has the exclusive marketing and distribution rights to Multikine, if approved, for head and neck cancer, naso-pharyngeal cancer and potentially cervical cancer indications in Taiwan, Singapore, Malaysia, Hong Kong, the Philippines, South Korea, Australia and New Zealand. CEL-SCI has granted Orient Europharma the first right of negotiation with respect to Thailand and China.

The agreement requires Orient Europharma to fund 10% of the cost of the clinical trials needed to obtain marketing approvals in these countries for head and neck cancer, naso-pharyngeal cancer and potentially cervical cancer. Orient Europharma has signed nine centers in Taiwan where it has enrolled patients as part of the ongoing Phase 3 Multikine clinical trial and has made further financial contributions towards the cost of the ongoing Phase 3 clinical trial. If Multikine is approved for sale, Orient Europharma will purchase Multikine from CEL-SCI for 35% of the gross selling price in each country. Orient Europharma is obligated to use the same diligent efforts to develop, register, market, sell and distribute the Multikine in the territory as with its own products or other licensed products.

The agreement will terminate on a country-by-country basis 15 years after the product approval for Multikine in each country, at which point the agreement will be automatically extended for successive two year periods, unless either party gives notice of its intent not to extend the agreement. The agreement may also be terminated upon the bankruptcy of either party or material misrepresentations that are not cured within 60 days. If the agreement ends before the 15 year term through no fault of either party, CEL-SCI will reimburse Orient Europharma for a prorated part of Orient Europhorma's costs towards the clinical trials of Multikine. If Orient Europharma fails to make certain minimum purchases of Multikine during the term of the agreement, Orient Europhorma's rights to the territory will become non-exclusive.

CEL-SCI has a licensing agreement with Byron Biopharma LLC, or Byron, under which CEL-SCI granted Byron, continent upon government approval, an exclusive license to market and distribute Multikine in the Republic of South Africa. This license will terminate 20 years after marketing approval in South Africa or after bankruptcy or uncured material breach. After the 20-year period has expired, the agreement will be automatically extended for successive two year periods, unless either party gives notice of its intent not to extend the agreement.

Pursuant to the agreement, Byron will be responsible for registering Multikine in South Africa. If Multikine is approved for sale in South Africa, CEL-SCI will be responsible for manufacturing the product, while Byron will be responsible for sales in South Africa. Sales revenues will be divided equally between CEL-SCI and Byron.

On April 23, 2013, CEL-SCI announced that it had replaced inVentiv Health Clinical, LLC (f/k/a PharmaNet LLC) the clinical research organization (CRO) running its Phase III clinical trial before that time. CEL-SCI subsequently hired two CRO's to manage the global Phase III study: Aptiv Solutions, Inc., or Aptiv, and Ergomed Clinical Research Limited, or Ergomed, which are both international leaders in managing oncology trials. Ergomed is in charge of all data generation and patient accrual globally, while Aptiv is in charge of data management and data monitoring. The study is currently being expanded to about 100 clinical sites globally.

As of April 30, 2015, the last update given by CEL-SCI, the study had enrolled 437 patients. CEL-SCI expects to see a further increase in the number of patients enrolled in the study at an accelerating pace as (i) the current centers finalize all logistical issues and (ii) more clinical centers are added throughout the world. Although CEL-SCI is aiming to enroll 880 patients, the Phase 3 study requires a total of 784 evaluable patients. Ergomed's goal is to reach full enrollment of the targeted number of 880 patients by the end of 2015; however, CEL-SCI is estimating that such enrollment will be completed in March 2016. In order to complete the targeted enrollment of 880 patients by March 2016, CEL-SCI is assuming a 4.3% increase in patients enrolled per month based on enrolling 31 patients during April 2015, up from 29 patients in March 2015, and based on a total enrollment of 437 patients as of April 30, 2015. Following full enrollment of the study, CEL-SCI has to wait for 298 events (deaths) in the two comparator arms combined to determine if CEL-SCI has met its primary endpoint, which is a 10% increase in overall survival in the Multikine arm over the comparator arm. CEL-SCI estimates that the final data read-out of this Phase 3 clinical trial could occur by the second half of 2017, based on the enrollment projections and estimated survival curves provided in scientific literature.



Of the 437 patients that have been enrolled in the study, uncertainty remains as to whether up to 117 patients enrolled during inVentiv's tenure (the CRO who we dismissed in April 2013) as the global manager of the Phase 3 clinical trial will be considered to be evaluable subjects at the close of the study. CEL-SCI is currently engaged in a contract dispute (arbitration) alleging that inVentiv failed to comply with the protocol for the Phase 3 clinical trial and applicable regulatory requirements. CEL-SCI does not believe that it will need to replace all 117 of these patients, but assuming that all of these patients must be replaced, CEL-SCI estimates that it could take an additional two to three months to do so based on the current expectations of enrolling approximately 50 patients per month at the end of the scheduled enrollment period. However, the Phase 3 study design anticipates enrollment of a total of 880 patients, while the statistical analysis requires a total of 784 evaluable patients. Therefore, the actual number of patients enrolled by the former CRO that will need to be replaced and the time needed to do so cannot be determined at this time. The arbitration is tentatively scheduled for a hearing, the arbitration equivalent of a trial, on October 27, 2015.

On April 19, 2013, October 10, 2013 and October 24, 2013, CEL-SCI entered into co-development agreements with Ergomed. These three agreements all relate to an overall agreement to work jointly on the clinical development of Multikine. Under the April 2013 agreement, Ergomed will contribute up to $10 million towards the ongoing Phase 3 study in head and neck cancer in the form of offering discounted clinical services in exchange for a single digit percentage of milestone and royalty payments, up to a specified maximum amount, from sales of Multikine. In this first agreement, Ergomed's contribution towards the study will be a 30% reduction of the amounts billed, up to a maximum of $10 million. In the second agreement, dated October 10, 2013, Ergomed's contribution will be a 50% reduction of the amounts billed, up to a maximum of $3 million, for the costs of the clinical trial(s) for Multikine in HIV/HPV co-infected women with cervical intraepithelial neoplasia, or cervical dysplasia. In the third agreement, dated October 24, 2013, Ergomed's contribution towards the study will be a 50% reduction of the amounts billed, up to a maximum of $3 million, towards the clinical and regulatory costs for trials of Multikine in HIV/HPV co-infected men and women with anal intraepithelial neoplasia, or peri-anal warts. The contributions of Ergomed towards the three clinical studies will be a combined maximum of $16 million. Ergomed will be repaid at a rate four times the aggregate amount of discounted clinical services it provides, in the form of a 5% royalty on sales of Multikine and/or 5% of certain payments from licensees of Multikine. By way of example, if Ergomed's contribution towards the three development programs is the maximum amount of $16 million in reductions of the amounts billed for such programs, then Ergomed will have the right to receive up to $64 million in the form of a 5% royalty on sales of Multikine and/or 5% of certain payments from licensees of Multikine.

The terms of the three Ergomed agreements provide that CEL-SCI will have the right to conduct, and, using commercially reasonable efforts, will have the sole responsibility for the clinical development of, as well as the commercialization and intellectual property maintenance for Multikine and will bear all associated costs for these activities. Ergomed will have primary responsibility for new patient enrollment in the Phase 3 clinical trial.

The terms of the agreements commence on the dates they are signed and expire on the date on which both parties have fulfilled all of their obligations contemplated by the agreements, unless sooner terminated pursuant to the terms of the agreements, or unless agreed to in writing by both parties.

CEL-SCI estimates the total cash cost of the Phase 3 trial, with the exception of the parts that will be paid by its partner, Orient Europharma, to be approximately $28.2 million after September 30, 2014. This is in addition to approximately $16.4 million which has been paid as of September 30, 2014. This estimate is based on information currently available in CEL-SCI's contracts with the Clinical Research Organizations responsible for managing the Phase 3 trial. This number can be affected by the speed of enrollment, foreign currency exchange rates and many other factors, some of which cannot be foreseen today. It is therefore possible that the cost of the Phase 3 trial will be higher than currently estimated.

In October 2013, CEL-SCI announced it entered into a CRADA with the U.S. Naval Medical Center, San Diego. Pursuant to this agreement, the Naval Medical Center is currently conducting a Phase 1 study, approved by the Human Subjects Institutional Review Board, of CEL-SCI's investigational immunotherapy, Multikine, in HIV/HPV co-infected men and women with peri-anal warts. Anal and genital warts are commonly associated with the Human Papilloma Virus, the most common sexually transmitted disease. Men and women with a history of anogenital warts have a 30 fold increased risk of anal cancer. Persistent HPV infection in the anal region is thought to be responsible for up to 80% of anal cancers. HPV is a significant health problem in the HIV infected population as individuals are living longer as a result of greatly improved HIV medications. On September 29, 2014 CEL-SCI announced that the first volunteer patient had been enrolled and administered Multikine.

The purpose of this study is to evaluate the safety and clinical impact of Multikine as a treatment of peri-anal warts and assess its effect on anal intraepithelial dysplasia, or AIN, in HIV/HPV co-infected men and women.

CEL-SCI contributes the investigational study drug Multikine, will retain all rights to any currently owned technology, and will have the right to exclusively license any new technology developed from the collaboration.

Multikine is being given to the HIV/HPV co-infected patients with peri-anal warts since promising early results were seen in another Institutional Review Board approved Multikine Phase 1 study conducted at the University of Maryland. In this study, Multikine was given to HIV/HPV co-infected women with cervical dysplasia resulting in visual and histological evidence of clearance of lesions. Furthermore, elimination of a number of HPV strains was determined by in situ polymerase chain reaction (PCR) performed on tissue biopsy collected before and after Multikine treatment. As reported by the investigators in the earlier study, the study volunteers all appeared to tolerate the treatment with no reported serious adverse events.

The treatment regimen for the study of up to 15 HIV/HPV co-infected patient volunteers with peri-anal warts to be conducted by the Naval Medical Center is identical to the regimen that was used in the earlier Multikine cervical study in HIV/HPV co-infected patients.

Human Papilloma Virus (HPV) is the most common sexually transmitted disease. HPV is a significant health problem in the HIV infected population as individuals are living longer as a result of greatly improved HIV medications. People living with HIV and others with compromised immunity are more at risk for HPV-related complications. Persistent HPV infection can lead to cancer of the cervix, penis, anus esophagus and head and neck cancer.

INTELLECTUAL PROPERTY

Patents and other proprietary rights are essential to our business. CEL-SCI files patent applications to protect its technologies, inventions and improvements to its inventions that CEL-SCI considers important to the development of its business. CEL-SCI files for patent registration in the United States and in key foreign markets. CEL-SCI'S intellectual property portfolio covers its proprietary technologies, including Multikine and LEAPS, by multiple issued patents and pending patent applications.

Multikine is protected by a U.S. patent, which is a composition-of-matter patent issued in May 2005 that, in its current format, expires in 2024. Additional composition-of-matter patents for Multikine have been issued in Germany (issued in June 2011 and currently set to expire in 2025), China (issued in May 2011 and currently set to expire in 2024), and Japan (issued in November 2012 and currently set to expire in 2025).

CEL-SCI has three patent applications pending in Europe for Multikine, which, if issued, would extend protection through 2026, subject to any potential patent term extensions. In addition to the patents and applications that offer certain protections for Multikine, the method of manufacture for Multikine, a complex biological product, is held by CEL-SCI as a trade secret.

LEAPS is protected by patents in the United States issued in February 2006, April 2007 and August 2007. The LEAPS patents, which expire in 2021, 2022 and 2022, respectively, include overlapping claims, with composition of matter (new chemical entity), process and methods-of-use, to maximize and extend the coverage in their current format. Additional patent applications are pending in the United States and Europe that could offer protection through 2034.

CEL-SCI has six patent applications pending in the United States and one in Europe for LEAPS, which, if issued, would extend protection through 2034, subject to any potential patent term extensions. Two pending U.S. applications are joint applications with Northeast Ohio Medical University ("Neoucom"), and one is a joint application with the National Institutes of Health ("NIH"). If granted, CEL-SCI will share the ability to use the patents, unless CEL-SCI licenses the rights to the patent application and any ensuing patent from Neoucom or NIH.

As of April 30, 2015, there were no contested proceedings and/or third party claims with respect to CEL-SCI's patents or patent applications.

MANUFACTURING FACILITY

Before starting the Phase 3 trial, CEL-SCI needed a dedicated manufacturing facility to produce Multikine. In 2007, the build out of a facility near Baltimore, Maryland, commenced in accordance with our specifications. CEL-SCI took delivery of this facility in the fall of 2008 and validated it in 2009 and 2010. The aggregate construction cost was approximately $25 million, of which CEL-SCI funded approximately $10 million. The facility has passed review by a European Union Qualified Person on two different occasions and CEL-SCI has produced multiple clinical lots for the Phase 3 clinical trial at this facility.

In addition to using this facility to manufacture Multikine, CEL-SCI may, but only if the facility is not being used to manufacture Multikine, offer the use of the facility as a service to pharmaceutical companies and others, particularly those that need to "fill and finish" their drugs in a cold environment (4 degrees Celsius, or approximately 39 degrees Fahrenheit). However, priority will always be given to Multikine as management considers the Multikine supply to the clinical studies and preparation for a final marketing approval application to be more important than offering fill and finish services. Fill and finish is the process of filling injectable drugs in a sterile manner and is a key part of the manufacturing process for many medicines. CEL-SCI's lease on the manufacturing facility expires on October 31, 2028, and CEL-SCI may, at its election, extend the lease for two ten-year periods or purchase the building at the end of the initial lease term.

LEAPS

CEL-SCI's patented T-cell Modulation Process, referred to as LEAPS (Ligand Epitope Antigen Presentation System), uses "heteroconjugates" to direct the body to choose a specific immune response. LEAPS is designed to stimulate the human immune system to more effectively fight bacterial, viral and parasitic infections as well as autoimmune, allergies, transplantation rejection and cancer, when it cannot do so on its own. Designed to be administered like a vaccine, LEAPS combines T-cell binding ligands with small, disease-associated peptide antigens, and has the potential to provide a new method to treat and prevent certain diseases.

The ability to generate a specific immune response is important because many diseases are often not combated effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.

Using the LEAPS technology, CEL-SCI is developing LEAPS-H1N1-DC, a potential peptide treatment for H1N1 influenza in hospitalized patients. This LEAPS influenza product candidate is designed to focus on the conserved, non-changing epitopes of the different strains of Type A Influenza viruses (H1N1, H5N1, H3N1, etc.), including "swine", "avian or bird", and "Spanish Influenza", in order to minimize the chance of viral "escape by mutations" from immune recognition. Therefore, CEL-SCI thinks of this product candidate as targeting not only an H1N1 indication, but as a pandemic influenza indication. CEL-SCI's LEAPS influenza treatment contains epitopes known to be associated with immune protection against influenza in animal models.

Additional work on this product candidate for the potential treatment of pandemic influenza is being pursued in collaboration with the National Institute of Allergy and Infectious Diseases, or NIAID, part of the U.S. National Institutes of Health, or NIH. In May 2011, NIAID scientists presented data at the Keystone Conference on "Pathogenesis of Influenza: Virus-Host Interactions" in Hong Kong, China, showing the positive results of studies in mice of LEAPS. Infection with the H1N1 virus activated dendritic cells, DCs, to treat the H1N1 virus. Scientists at the NIAID found that H1N1-infected mice treated with LEAPS-H1N1 DCs showed a survival advantage over mice treated with control DCs. The work was performed in collaboration with scientists led by Kanta Subbarao, M.D., Chief of the Emerging Respiratory Diseases Section in NIAID's Division of Intramural Research, part of the NIH.

In July 2013, CEL-SCI announced the publication of the results of additional influenza studies by researchers from the NIAID in the Journal of Clinical Investigation (www.jci.org/articles/view/67550). The studies described in the publication demonstrated that when investigational LEAPS candidate was used "in vitro" to activate DCs, these activated DCs, when injected into influenza infected mice, arrested the progression of lethal influenza virus infection in these mice. The work was performed in the laboratory of Dr. Subbarao.

With its LEAPS technology, CEL-SCI also developed a second peptide named CEL-2000, a vaccine product candidate under development for rheumatoid arthritis. In animal studies of rheumatoid arthritis, CEL-2000 therapy demonstrated both a reduction in several parameters of tissue damage and destruction upon histological examination and joint swelling (investigational parameter in this animal study) with fewer administrations than those required by currently-marketed anti-rheumatoid arthritis treatments, including Enbrel®. CEL-SCI believes that CEL-2000 has the potential to be a more disease type-specific therapy, and CEL-SCI plans to price it so that, if successfully developed and approved, it is significantly less expensive than currently marketed rheumatoid arthritis treatments. Further, CEL-SCI believes it has the potential for use in patients unable to tolerate or who may not be responsive to existing anti-arthritis therapies.

In July 2014, CEL-SCI was awarded a Phase 1 Small Business Innovation Research, or SBIR, grant from the National Institute of Arthritis Muscoskeletal and Skin Diseases, which is part of the NIH, in the amount of $225,000. The grant is to fund the further development of vaccines for rheumatoid arthritis and the work is being conducted in collaboration with scientists at Rush University Medical Center in Chicago, Illinois.

Even though the various LEAPS product candidates have not yet been given to humans, they have been tested in vitro with human cells. They have induced similar cytokine responses that were seen in these animal models, which may indicate that the LEAPS technology might translate to humans. The LEAPS product candidates have demonstrated protection against lethal herpes simplex virus (HSV1) and H1N1 influenza infection, as a prophylactic or therapeutic agent in animals. They have also shown efficacy in animals in two autoimmune conditions, curtailing and sometimes preventing disease progression in arthritis and myocarditis animal models. CEL-SCI's belief is that the LEAPS technology may be a significant alternative to the vaccines currently available on the market today for these diseases.

None of the LEAPS investigational product candidates have been approved for sale, barter or exchange by the FDA or any other regulatory agency for any use to treat disease in animals or humans. The safety or efficacy of these products has not been established for any use. Lastly, no definitive conclusions can be drawn from the early-phase, preclinical-trials data involving these investigational products. Before obtaining marketing approval from the FDA in the United States, and by comparable agencies in most foreign countries, these product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that these approvals will be granted.

MARKET FOR CEL-SCI'S COMMON EQUITY

As of March 31, 2015 there were approximately 1,300 record holders of CEL-SCI's common stock. CEL-SCI's common stock is traded on the NYSE MKT under the symbol "CVM". Shown below are the range of high and low quotations for CEL-SCI's common stock for the periods indicated as reported on the NYSE MKT. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ending	High	Low
12/31/12	$3.90	$2.60
3/31/13	$2.90	$2.10
6/30/13	$3.10	$2.00
9/30/13	$2.70	$1.60
12/31/13	$1.80	$0.53
3/31/14	$1.90	$0.59
6/30/14	$1.72	$0.98
9/30/14	$1.30	$0.75
12/31/14	$0.91	$0.54
3/31/15	$1.23	$0.59

Holders of common stock are entitled to receive dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. CEL-SCI has not paid any dividends on its common stock and CEL-SCI does not have any current plans to pay any common stock dividends.

The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's preferred stock allow CEL-SCI's directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of CEL-SCI's common stock.

The graph below matches the cumulative 5-year total return of holders of CEL-SCI's common stock with the cumulative total returns of the NYSE MTK Composite index and the RDG MicroCap Biotechnology index. The graph assumes that the value of an investment in CEL-SCI's common stock and in each of the indexes (including reinvestment of dividends) was $100 on September 30, 2009 and tracks it through September 30, 2014.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among CEL-SCI Corporation, the NYSE MKT Composite Index
and the RDG MicroCap Biotechnology Index



*$100 invested on 9/30/09 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/09	9/10	9/11	9/12	9/13	9/14
CEL-SCI Corporation	100.00	37.44	21.22	20.06	9.88	5.30
NYSE MKT Composite	100.00	119.74	123.95	151.16	147.16	166.46
RDG MicroCap Biotechnology	100.00	77.22	55.21	92.86	84.06	61.43

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data are qualified by reference to, and should be read in conjunction with the consolidated financial statements and the related notes thereto, appearing elsewhere in this annual report.

Statements of Operations	2014	2013	2012	2011	2010
Grant income and other	$264,033	$159,583	$254,610	$956,154	$153,300
Operating expenses:					
Research and development	17,000,145	12,681,049	10,368,695	11,745,629	11,911,626
Depreciation and Amortization	231,752	364,124	533,468	531,316	516,117
General and administrative	10,606,248	6,982,686	6,595,287	6,664,883	6,285,810
Gain on derivative instruments	248,767	10,750,666	1,911,683	4,432,148	28,843,772
Other expenses (1)	-	-	-	(12,000,000)	-
Interest income	122,854	117,086	116,061	164,163	362,236
Interest expense	(163,774)	(170,423)	(262,214)	(322,980)	(162,326)
Net income (loss)	(27,366,265)	(9,170,947)	(15,477,310)	(25,712,343)	10,483,429

Issuance of additional shares due to reset provision	(1,117,447)	-	(250,000)	-	-
Modification of warrants	-	(59,531)	(325,620)	(1,068,369)	(1,532,456)
Inducement warrants	-	-	(1,593,000)	-	-
Net income (loss) available to common shareholders	$(28,483,712)	$(9,230,478)	$(17,645,930)	$(26,780,712)	$8,950,973

Net income (loss) per common share					
Basic	$(0.48)	$(0.30)	$(0.70)	$(1.28)	$0.44
Diluted	$(0.49)	$(0.66)	$(0.78)	$(1.49)	$(0.55)

Weighted average common shares outstanding					
Basic and Diluted (2)	58,804,622	30,279,442	25,183,654	20,848,899	20,210,286

Balance Sheets	2014	2013	2012	2011	2010
Working capital (deficit)	$8,496,076	$(1,033,370)	$ 5,529,438	$ 1,796,349	$ 25,799,304
Total assets	$19,230,434	$10,838,572	$16,067,450	$18,625,440	$ 37,804,985
Convertible note and derivative instruments - current (3)	$18,105	-	-	$5,068,552	$424,286
Derivative instruments – noncurrent (3)	$5,487,141	$433,024	$6,983,690	$2,192,521	$6,521,765
Total liabilities	$8,787,034	$4,138,482	$9,040,018	$9,546,616	$9,950,220
Stockholders' equity	$10,443,400	$6,700,090	$7,027,432	$9,078,824	$27,854,765

(1) The $12 million other expense in 2011 was the cost of the lawsuit settlement. The detailed terms of the lawsuit settlement and the related agreements and documents were filed as exhibits to CEL-SCI's report on Form 10-Q for the three months ended March 31, 2011.
(2) The calculation of diluted earnings per share for the years ended September 30, 2014, 2013, 2012, and 2011excluded potentially dilutive shares because their effect would have been anti-dilutive.
(3) Included in total liabilities.

CEL-SCI's net loss available to common shareholders for each fiscal quarter during the two years ended September 30, 2014 were:

		Net loss per share	
Quarter	Net loss	Basic	Diluted
12/31/2013	$ (5,451,865)	$(0.11)	$(0.15)
3/31/2014	$(13,365,580)	$(0.24)	$(0.24)
6/30/2014	$ (2,444,480)	$(0.04)	$(0.11)
9/30/2014	$ (7,221,787)	$(0.11)	$(0.13)
12/31/2012	$ (2,310,246)	$(0.08)	$(0.18)
3/31/2013	$ (713,371)	$(0.02)	$(0.14)
6/30/2013	$ (4,507,004)	$(0.15)	$(0.18)
9/30/2013	$ (1,699,857)	$(0.05)	$(0.16)

Variances in quarterly gains and losses for the quarters presented are caused by the changes in the fair value outstanding warrants accounted for as derivatives each quarter. These changes in the fair value of the convertible debt and warrants are recorded in the statements of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this annual report.

CEL-SCI's lead investigational therapy, Multikine, is cleared for a Phase 3 clinical trial in advanced primary head and neck cancer. It has received a go-ahead by the US FDA as well as eight other countries.

CEL-SCI also owns and is developing a pre-clinical technology called LEAPS (Ligand Epitope Antigen Presentation System).

All of CEL-SCI's projects are under development. As a result, CEL-SCI cannot predict when it will be able to generate any revenue from the sale of any of its products.

Since inception, CEL-SCI has financed its operations through the issuance of equity securities, convertible notes, loans and certain research grants. CEL-SCI's expenses will likely exceed its revenues as it continues the development of Multikine and brings other drug candidates into clinical trials. Until such time as CEL-SCI becomes profitable, any or all of these financing vehicles or others may be utilized to assist CEL-SCI's capital requirements.

Results of Operations

Fiscal 2014

During the year ended September 30, 2014, grant and other income increased by $104,450 compared to the year ended September 30, 2013. The increase is primarily due to the timing of drug shipments to supply the Company's partner in Taiwan during fiscal year 2014 compared to fiscal year 2013.

During the year ended September 30, 2014, research and development expenses increased by $4,319,096 compared to the year ended September 30, 2013. CEL-SCI is continuing the Phase 3 clinical trial and research and development fluctuates based on the activity level of the clinical trial. In fiscal year 2014, CEL-SCI received clearance from seven new countries for the Phase 3 trial, added approximately thirty sites and set multiple record breaking months for enrolling patients.

During the year ended September 30, 2014, general and administrative expenses increased by $3,623,562, compared to the year ended September 30, 2013. This increase is primarily due to $1,477,954 of equity based compensation costs for restricted stock issued, increased public relations costs of $443,596 and legal fees of $1,668,780. Public relations costs increased to support the progression of the products through clinical trials. Legal fees increased primarily as a result of arbitration with the Company's former CRO.

During the year ended September 30, 2014, CEL-SCI recorded a derivative gain of $248,767. For the year ended September 30, 2013, CEL-SCI recorded a derivative gain of $10,750,666. This variation was the result of the change in fair value of the derivative liabilities during the period which was caused by fluctuations in the share price of CEL-SCI's common stock.

Interest expense decreased $6,649 during the year ended September 30, 2014 compared to the year ended September 30, 2013, and consisted primarily of interest expense on the loan from CEL-SCI's president of $165,609 and interest on a capital lease.

Fiscal 2013

During the year ended September 30, 2013, grant and other income decreased by $95,027 compared to the year ended September 30, 2012. The decrease is primarily due to the timing of drug shipments to supply CEL-SCI's partner in Taiwan during fiscal year 2013. Shipment of drug was made in October 2013 to resupply the partner.

During the year ended September 30, 2013, research and development expenses increased by $2,312,354 compared to the year ended September 30, 2012. CEL-SCI is continuing the Phase 3 clinical trial and research and development fluctuates based on the activity level of the clinical trial.

During the year ended September 30, 2013, general and administrative expenses increased by $387,399, compared to the year ended September 30, 2012. This increase is primarily due to the increased cost of employee options.

During the year ended September 30, 2013, CEL-SCI recorded a derivative gain of $10,750,666. For the year ended September 30, 2012, CEL-SCI recorded a derivative gain of $1,911,683. This variation was the result of the change in fair value of the derivative liabilities during the period which was caused by fluctuations in the share price of CEL-SCI's common stock.

Interest expense was $170,423 during the year ended September 30, 2013, and consisted primarily of interest expense on the loan from CEL-SCI's president of $165,609 and interest on a capital lease. Interest expense was $262,214 for the year ended September 30, 2012 and consisted of interest expense on the loan from CEL-SCI's president of $165,609 and interest on the convertible notes of $96,605.

Research and Development Expenses

During the five years ended September 30, 2014 CEL-SCI's research and development efforts involved Multikine and LEAPS. The table below shows the research and development expenses associated with each project during this five-year period.

	2014	2013	2012	2011	2010
MULTIKINE	$ 16,625,367	$ 12,303,564	$ 9,977,617	$ 11,257,157	$ 10,868,046
LEAPS	374,778	377,485	391,078	488,472	1,043,580
TOTAL	$ 17,000,145	$ 12,681,049	$ 10,368,695	$ 11,745,629	$ 11,911,626

In January 2007, CEL-SCI received a "no objection" letter from the FDA indicating that it could proceed with Phase 3 trials with Multikine in head and neck cancer patients. CEL-SCI had previously received a "no objection" letter from the Canadian Biologics and Genetic Therapies Directorate which enabled CEL-SCI to begin its Phase 3 clinical trial in Canada. Subsequently, CEL-SCI received similar authorizations from sixteen other regulators.

CEL-SCI's Phase 3 clinical trial began in December 2010 after the completion and validation of CEL-SCI's dedicated manufacturing facility.

As explained previously under the "CEL-SCI's Products" section of this annual report, as of March 31, 2015, CEL-SCI was involved in pre-clinical studies with respect to its LEAPS technology. As with Multikine, CEL-SCI does not know what obstacles it will encounter in future pre-clinical and clinical studies involving its LEAPS technology. Consequently, CEL-SCI cannot predict with any certainty the funds required for future research and clinical trials and the timing of future research and development projects.

Clinical and other studies necessary to obtain regulatory approval of a new drug involve significant costs and require several years to complete. The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing. Without regulatory approval, CEL-SCI will be unable to sell any of its products.

Liquidity and Capital Resources

CEL-SCI has had only limited revenues from operations since its inception in March 1983. CEL-SCI has relied upon capital generated from the public and private offerings of its common stock and convertible notes. In addition, CEL-SCI has utilized short-term loans to meet its capital requirements. Capital raised by CEL-SCI has been expended primarily to acquire an exclusive worldwide license to use, and later purchase, certain patented and unpatented proprietary technology and know-how relating to the human immunological defense system. Capital has also been used for patent applications, debt repayment, research and development, administrative costs, and the construction of CEL-SCI's laboratory facilities. CEL-SCI does not anticipate realizing significant revenues until it enters into licensing arrangements regarding its technology and know-how or until it receives regulatory approval to sell its products (which could take a number of years). As a result, CEL-SCI has been dependent upon the proceeds from the sale of its securities to meet all of its liquidity and capital requirements and anticipates having to do so in the future. During fiscal year 2014 and 2013, CEL-SCI raised net proceeds of approximately $31,500,000 and $9,800,000, respectively, through the sale of stock and exercise of outstanding warrants. On October 24, 2014, CEL-SCI raised net proceeds of approximately $6,400,000 through the sale of stock and warrants in a public offering and in a registered direct offering.

CEL-SCI will be required to raise additional capital or find additional long-term financing in order to continue with its research efforts. The ability of CEL-SCI to complete the necessary clinical trials and obtain FDA approval for the sale of products to be developed on a commercial basis is uncertain. Ultimately, CEL-SCI must complete the development of its products, obtain the appropriate regulatory approvals and obtain sufficient revenues to support its cost structure. CEL-SCI believes that it has enough capital to support its operations for more than the next twelve months.

CEL-SCI estimates the total cash cost of the Phase III trial, with the exception of the parts that will be paid by its licensees, to be approximately $24.4 million as of March 31, 2015.

In August 2007, CEL-SCI leased a building near Baltimore, Maryland. The building, which consists of approximately 73,000 square feet, has been remodeled in accordance with CEL-SCI's specifications so that it can be used by CEL-SCI to manufacture Multikine for CEL-SCI's Phase 3 clinical trials and sales of the drug if approved by the FDA. The lease expires on October 31, 2028, and required annual base rent payments of approximately $1,544,000 during the twelve months ended September 30, 2014.

In August 2008, CEL-SCI sold 138,339 shares of common stock and 207,508 Series N warrants in a private financing for $1,037,500. In June 2009, an additional 116,667 shares and 181,570 Series N warrants were issued to the investors. In October 2011, an additional 83,333 shares and 129,693 Series N warrants were issued to the investors. In October 2013, an additional 764,602 shares and 1,189,961 Series N warrants were issued to the investors. In December 2013, an additional 798,481 shares and 1,242,688 Series N warrants were issued to the investors. The additional shares and warrants were issued due to a reset provision included in the private financing. In January 2014, CEL-SCI offered to the investors to extend the Series N warrants by one year and allow for cashless exercise in exchange for cancelling the reset provision in the warrant agreement. One of the investors accepted this offer. As of September 30, 2014, 106,793 Series N Warrants had been exercised. The remaining 2,844,627 Series N warrants entitle the holders to purchase one share of CEL-SCI's common stock at a price of $0.52731 per share at any time prior to August 18, 2015. On October 28, 2014, the remaining Series N warrants were transferred to the de Clara Trust, of which the Company's CEO, Geert Kersten, is the trustee and a beneficiary.

Between June 23 and July 8, 2009, CEL-SCI sold 1,534,935 shares of its common stock at a price of $4.00 per share totaling $6,139,739. The investors in this offering also received 1,028,406 Series A warrants which may be exercised at any time prior to December 24, 2014. As of September 30, 2014, 881,309 Series A warrants had been exercised.   At September 30, 2014, the remaining Series A warrants entitle the holders to purchase 147,097 shares of CEL-SCI's common stock at a price of $5.00 per share. On December 24, 2014, the remaining 147,097 Series A warrants expired.

Between December 2008 and June 2009, Maximilian de Clara, CEL-SCI's President and a director, loaned CEL-SCI $1,104,057 under a note payable. In June 2009, CEL-SCI issued Mr. de Clara warrants which entitles Mr. de Clara to purchase 164,824 shares of CEL-SCI's common stock at a price of $4.00 per share. The warrants are exercisable at any time prior to December 24, 2014. CEL-SCI then negotiated a second extension of the note with Mr. de Clara on terms similar to the first extension. Pursuant to the terms of the second extension, the note was extended to July 6, 2014, but, at Mr. de Clara's option, the loan can be converted into shares of CEL-SCI's common stock. The number of shares which will be issued upon any conversion will be determined by dividing the amount to be converted by $4.00.   As further consideration for the second extension, Mr. de Clara received warrants which to purchase 184,930 shares of CEL-SCI's common stock at a price of $5.00 per share at any time prior to January 6, 2015. On May 13, 2011, to recognize Mr. de Clara's willingness to agree to subordinate his note to convertible preferred shares and convertible debt, CEL-SCI extended the maturity date of the note to July 6, 2015. The note from Mr. de Clara bears interest at 15% per year and is secured by a lien on substantially all of CEL-SCI's assets. CEL-SCI does not have the right to prepay the note without Mr. de Clara's consent. As of September 30, 2014, none of the warrants issued to Mr. de Clara had been exercised. In August 2014, the loan and warrants were transferred to the de Clara Trust, of which the Company's CEO, Geert Kersten, is the trustee and a beneficiary. Mr. de Clara will continue to receive the interest payments. The 164,824 and 184,930 warrants described above expired without being exercised.

On August 20, 2009, CEL-SCI sold 1,078,444 shares of its common stock to a group of private investors for $4,852,995 or $4.50 per share. The investors also received 539,220 Series C warrants which may be exercised at any time prior to February 20, 2015. As of September 30, 2014, 75,733 Series C warrants had been exercised. At September 30, 2014, the remaining Series C warrants entitle the holders to purchase 463,487 shares of CEL-SCI's common stock at a price of $5.50 per share and may be exercised any time prior to February 20, 2015. On February 20, 2015, the remaining 463,487 Series C warrants expired.

On January 25, 2012, CEL-SCI sold 1,600,000 shares of its common stock to institutional investors for $5,760,000 or $3.60 per share. The investors also received Series H warrants which may be exercised at any time prior to August 1, 2015. The Series H warrants entitle the holders to purchase 1,200,000 shares of CEL-SCI's common stock at a price of $5.00 per share. As of September 30, 2014, none of the Series H Warrants had been exercised.

In February 2012, CEL-SCI received $1,475,000 as a result of the exercise of the remaining Series O warrants. The Series O warrants were exercisable at any time on or prior to March 6, 2016. As an inducement for the early exercise of the Series O warrants, CEL-SCI issued Series P warrants to the former holder of the Series O warrants. The Series P warrants are exercisable at any time prior to March 7, 2017. The Series P warrants entitle the holders to purchase 590,001 shares of CEL-SCI's common stock at a price of $4.50 per share. As of September 30, 2014, none of the Series P Warrants had been exercised.

In June 2012, CEL-SCI sold 1,600,000 shares of its common stock for $5,600,000, or $3.50 per share, in a registered direct offering. The investors in this offering also received Series Q warrants which may be exercised at any time on or before December 22, 2015. The Series Q warrants entitle the holders to purchase 1,200,000 shares of CEL-SCI's common stock at a price of $5.00 per share. As of September 30, 2014, none of the Series Q Warrants had been exercised.

In December 2012, CEL-SCI sold 3,500,000 shares of its common stock to institutional investors for $10,500,000 or $3.00 per share. The investors also received Series R warrants which may be exercised at any time prior to December 7, 2016. The Series R warrants entitle the holders to purchase 2,625,000 shares of CEL-SCI's common stock at a price of $4.00 per share. As of September 30, 2014, none of the Series R Warrants had been exercised.

In October 2013, CEL-SCI sold 17,826,087 shares of its common stock, plus 20,475,000 Series S warrants, in an underwritten offering. The net proceeds to CEL-SCI from the sale of the shares and warrants were approximately $16,424,000, after deducting the underwriting discount. The Series S warrants may be exercised at any time on or before October 11, 2018 at a price of $1.25 per share.

In December 2013, CEL-SCI sold 5,238,095 shares of its common stock and Series S warrants, in an underwritten offering. The net proceeds to CEL-SCI from the sale of the shares and Series S warrants were approximately $2,710,000, after deducting the underwriting discount. The Series S warrants may be exercised at any time on or before October 11, 2018 at a price of $1.25 per share.

In February 2014, the Series S warrants issued in connection with the public offerings in October and December 2013 began trading on the NYSE MKT under the ticker symbol "CVM WS". As of September 30, 2014, 2,088,769 Series S Warrants had been exercised. The remaining 23,624,326 Series S warrants entitle the holders to purchase one share of CEL-SCI's common stock at a price of $1.25 per share.

In April 2014, CEL-SCI sold 7,128,229 shares of common stock, plus 1,782,057 Series T warrants, in an underwritten offering. The net proceeds to CEL-SCI from the sale of the stock and warrants were approximately $9.23 million. The Series T warrants may be exercised at any time on or before October 17, 2014 at a price of $1.58 per share. As of September 30, 2014, none of the Series T Warrants had been exercised. On October 17, 2014, all of the Series T warrants expired. CEL-SCI issued 445,514 Series U warrants to the underwriters for this offering. The Series U warrants may be exercised beginning October 17, 2014 at a price of $1.75 per share and expire on October 17, 2017. As of September 30, 2014, none of the Series U warrants had been exercised.

In October 2014, CEL-SCI sold 7,894,737 shares of common stock, plus 1,973,684 Series S warrants in an underwritten public offering. The net proceeds to CEL-SCI from the sale of the stock and warrants were approximately $5.5 million. The warrants are immediately exercisable, expire October 11, 2018 and have an exercise price of $1.25.

Additionally, in October 2014, CEL-SCI sold 1,320,000 shares of common stock, plus 330,000 Series S warrants in a registered direct offering. The net proceeds to CEL-SCI from the sale of the stock and warrants were approximately $928,000. The warrants are immediately exercisable, expire October 11, 2018 and have an exercise price of $1.25.

Inventory increased by $435,392 at September 30, 2014 as compared to September 30, 2013, due to the timing of supplies purchased and used in the manufacturing of Multikine for the Phase III trial. In addition, prepaid expenses increased by approximately $127,000. The increase was primarily due to: (1) CEL-SCI acquiring additional insurance coverage for its Phase 3 trial as a result of the study expanding into several new countries during fiscal year 2014, and (2) the timing of ordering certain supplies used in the manufacturing of Multikine that requires an advanced payment.

During the year ended September 30, 2014, CEL-SCI's cash increased by $8,472,008. Significant components of this increase include $31,547,028 in proceeds from the sale of stock and exercise of warrants; offset by: 1) net cash used in operating activities of $22,928,019, 2) expenditures for equipment and patents of $138,864, and 3) the repayment of $8,137 in capital lease obligations.

Future Capital Requirements

Other than funding operating losses, funding its research and development program, and making required lease payments, CEL-SCI does not have any material capital commitments. Material contractual obligations as of September 30, 2014 are as follows:

		Years Ending September 30,					
	Total	2015	2016	2017	2018	2019	2020 & thereafter
Operating Leases	$ 28,427,429	$ 1,785,873	$ 1,769,497	$1,746,328	$ 1,746,802	$1,808,302	$ 19,570,627
Related Party Note & Interest	1,228,263	1,228,263	-	-	-	-	-
Total Contractual Obligations	$ 29,655,692	$ 3,014,136	$ 1,769,497	$1,746,328	$ 1,746,802	$1,808,302	$ 19,570,627

For information on employment contracts, see Note 9 to the financial statements included as part of this annual report.

Further, CEL-SCI has contingent obligations with vendors for work that will be completed in relation to the Phase 3 trial. The timing of these obligations cannot be determined at this time. The estimated remaining cash cost of these obligations for the Phase 3 trial is approximately $24.4 million as of March 31, 2015.

CEL-SCI will need to raise additional funds, either through the exercise of the outstanding warrants/options, through a debt or equity financing or a partnering arrangement, to complete the Phase 3 trial and bring Multikine to market. If CEL-SCI is able to raise additional funds, then CEL-SCI believes that it has enough capital to support its operations for more than the next twelve months. If CEL-SCI cannot raise the needed funds, the Company may have to end the Phase 3 clinical trial before its completion.

Clinical and other studies necessary to obtain regulatory approval of a new drug involve significant costs and require several years to complete. The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing. Without regulatory approval, CEL-SCI will be unable to sell any of its products.

In the absence of revenues, CEL-SCI will be required to raise additional funds through the sale of securities, debt financing or other arrangements in order to continue with its research efforts. However, there can be no assurance that such financing will be available or be available on favorable terms. Ultimately, CEL-SCI must complete the development of its products, obtain appropriate regulatory approvals and obtain sufficient revenues to support its cost structure.

Since all of CEL-SCI's projects are under development, CEL-SCI cannot predict with any certainty the funds required for future research and clinical trials, the timing of future research and development projects, or when it will be able to generate any revenue from the sale of any of its products.

CEL-SCI's cash flow and earnings are subject to fluctuations due to changes in interest rates on its bank accounts, and, to an immaterial extent, foreign currency exchange rates.

Critical Accounting Policies

CEL-SCI's significant accounting policies are more fully described in Note 1 to the consolidated financial statements included as part of this report. However, certain accounting policies are particularly important to the portrayal of financial position and results of operations and require the application of significant judgments by management. As a result, the consolidated financial statements are subject to an inherent degree of uncertainty. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. These estimates are based on CEL-SCI's historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate. CEL-SCI's significant accounting policies include:

Patents - Patent expenditures are capitalized and amortized using the straight-line method over 17 years. In the event changes in technology or other circumstances impair the value or life of the patent, appropriate adjustment in the asset value and period of amortization is made. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset, and from disposition, is less than the carrying value of the asset. The amount of the impairment loss is the difference between the estimated fair value of the asset and its carrying value.

Stock Options and Warrants – Compensation cost for all stock-based awards after October 1, 2005 is measured at fair value as of the grant date in accordance with the provisions of ASC 718. The fair value of the stock options is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. The stock-based compensation cost is recognized on the accelerated method as expense over the requisite service or vesting period.

Options to non-employees are accounted for in accordance with ASC 505-50, "*Equity-Based Payments to Non-Employees*." Accordingly, compensation cost is recognized when goods or services are received and is measured using the Black-Scholes valuation model. The Black-Scholes model requires CEL-SCI's management to make assumptions regarding the fair value of the options at the date of grant and the expected life of the options.

Asset Valuations and Review for Potential Impairments - CEL-SCI reviews its fixed assets, intangibles and deferred rent every fiscal quarter. This review requires that CEL-SCI make assumptions regarding the value of these assets and the changes in circumstances that would affect the carrying value of these assets. If such analysis indicates that a possible impairment may exist, CEL-SCI is then required to estimate the fair value of the asset and, as deemed appropriate, expense all or a portion of the asset. The determination of fair value includes numerous uncertainties, such as the impact of competition on future value. CEL-SCI believes that it has made reasonable estimates and judgments in determining whether its long-lived assets have been impaired; however, if there is a material change in the assumptions used in its determination of fair values or if there is a material change in economic conditions or circumstances influencing fair value, CEL-SCI could be required to recognize certain impairment charges in the future. As a result of the reviews, no changes in asset values were required.

Prepaid Expenses and Inventory-- Prepaid expenses are payments for future services to be rendered and are expensed over the time period for which the service is rendered. Prepaid expenses may also include payment for goods to be received within one year of the payment date. Inventory consists of bulk purchases of laboratory supplies to be consumed in the manufacturing of CEL-SCI's product for clinical studies and for quality control and bioassay use. Inventories are stated at the lower of cost or market, where cost is determined using the first-in, first out method applied on a consistent basis.

Derivative Instruments—CEL-SCI enters into financing arrangements that consist of freestanding derivative instruments or hybrid instruments that contain embedded derivative features. CEL-SCI accounts for these arrangement in accordance with ASC 815, "*Accounting for Derivative Instruments and Hedging Activities*, as well as related interpretations of these standards. In accordance with accounting principles generally accepted in the United States ("GAAP"), derivative instruments and hybrid instruments are recognized as either assets or liabilities in the statement of financial position and are measured at fair value with gains or losses recognized in earnings or other comprehensive income depending on the nature of the derivative or hybrid instruments. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and recognized at fair value with changes in fair value recognized as either a gain or loss in earnings if they can be reliably measured. When the fair value of embedded derivative features cannot be reliably measured, CEL-SCI measures and reports the entire hybrid instrument at fair value with changes in fair value recognized as either a gain or loss in earnings. CEL-SCI determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument and precluding the use of "blockage" discounts or premiums in determining the fair value of a large block of financial instruments. Fair value under these conditions does not necessarily represent fair value determined using valuation standards that give consideration to blockage discounts and other factors that may be considered by market participants in establishing fair value.

Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update 2014-15 which updates ASC 205-40, "Presentation of Financial Statements – Going Concern." This accounting standard update requires that in connection with preparing financial statements for each annual and interim reporting period, an entity's management will evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The update requires that management's evaluation be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The changes in ASU 2014-15 will take effect for the annual financial statement period ending after Dec. 15, 2016, and for annual periods and interim periods thereafter. CEL-SCI is currently evaluating the impact of the provisions of the pronouncement. CEL-SCI has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

In November 2014, the FASB issued guidance codified in ASC 815, Derivatives and Hedging: Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2017. CEL-SCI is currently evaluating the impact of the provisions of the update. CEL-SCI has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Market Risks

Market risk is the potential change in an instrument's value caused by, for example, fluctuations in interest and currency exchange rates. CEL-SCI enters into financing arrangements that are or include freestanding derivative instruments or that are, or include, hybrid instruments that contain embedded derivative features. CEL-SCI does not enter into derivative instruments for trading purposes. Additional information is presented in the notes to consolidated financial statements. The fair value of these instruments is affected primarily by volatility of the trading prices of CEL-SCI's common stock. For three years ended September 30, 2014, CEL-SCI recognized a gain of $248,767, $10,750,666, and $1,911,683, respectively, resulting from changes in fair value of derivative instruments. CEL-SCI has exposure to risks associated with foreign exchange rate changes because some of the expenses related to the Phase III trial are transacted in a foreign currency. The interest risk on investments on September 30, 2014 was considered immaterial due to the fact that the interest rates at that time were nominal at best and CEL-SCI keeps its cash and cash equivalents in short term maturities.

CEL-SCI CORPORATION

Financial Statements for the Years
Ended September 30, 2014, 2013 and 2012, and
Report of Independent Registered Public Accounting Firm

CEL-SCI CORPORATION

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
CEL-SCI Corporation
Vienna, Virginia

We have audited the accompanying balance sheets of CEL-SCI Corporation as of September 30, 2014 and 2013 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEL-SCI Corporation at September 30, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEL-SCI Corporation's internal control over financial reporting as of September 30, 2014 based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 23, 2014 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Bethesda, Maryland
December 23, 2014

CEL-SCI CORPORATION
BALANCE SHEETS
SEPTEMBER 30, 2014 and 2013

ASSETS	2014	2013
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,513,620	$ 41,612
Receivables	81,820	74,263
Prepaid expenses	907,526	780,523
Deposits - current portion	150,000	-
Inventory used for R&D and manufacturing	1,452,020	1,016,628
Deferred rent - current portion	544,074	598,717
Total current assets	11,649,060	2,511,743
RESEARCH AND OFFICE EQUIPMENT, net	403,004	489,336
PATENT COSTS, net	323,588	318,195
DEFERRED RENT - net of current portion	4,733,865	5,448,381
DEPOSITS	2,120,917	2,070,917
TOTAL ASSETS	$ 19,230,434	$ 10,838,572
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,160,783	$ 1,924,482
Accrued expenses	547,208	113,496
Due to employees	307,961	386,337
Related party loan	1,104,057	1,104,057
Deferred rent - current portion	6,375	8,529
Lease obligation - current portion	8,495	8,212
Derivative instruments - current portion	18,105	-
Total current liabilities	3,152,984	3,545,113
Derivative instruments - net of current portion	5,487,141	433,024
Deferred revenue	126,591	126,545
Deferred rent - net of current portion	6,290	7,875
Lease obligation - net of current portion	9,028	20,925
Deposits held	5,000	5,000
Total liabilities	8,787,034	4,138,482
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value-200,000 shares authorized; -0- shares issued and outstanding	-	-
Common stock, $.01 par value - 600,000,000 shares authorized; 81,902,471 and 31,025,019 shares issued and outstanding at September 30, 2014 and 2013, respectively	819,025	310,250
Additional paid-in capital	249,151,208	218,550,408
Accumulated deficit	(239,526,833)	(212,160,568)
Total stockholders' equity	10,443,400	6,700,090
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,230,434	$ 10,838,572

See notes to financial statements.

CEL-SCI CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2014, 2013 and 2012

	2014	2013	2012
GRANT INCOME AND OTHER	$ 264,033	$ 159,583	$ 254,610
OPERATING EXPENSES:			
Research and development (excluding R&D depreciation of $172,442, $253,072 and $445,710 respectively, included below)	17,000,145	12,681,049	10,368,695
Depreciation and amortization	231,752	364,124	533,468
General & administrative	10,606,248	6,982,686	6,595,287
Total operating expenses	27,838,145	20,027,859	17,497,450
OPERATING LOSS	(27,574,112)	(19,868,276)	(17,242,840)
GAIN ON DERIVATIVE INSTRUMENTS	248,767	10,750,666	1,911,683
INTEREST INCOME	122,854	117,086	116,061
INTEREST EXPENSE	(163,774)	(170,423)	(262,214)
NET LOSS	(27,366,265)	(9,170,947)	(15,477,310)
ISSUANCE OF ADDITIONAL SHARES DUE TO RESET PROVISIONS	(1,117,447)	-	(250,000)
MODIFICATIONS OF WARRANTS	-	(59,531)	(325,620)
INDUCEMENT WARRANTS	-	-	(1,593,000)
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$ (28,483,712)	$ (9,230,478)	$ (17,645,930)
NET LOSS PER COMMON SHARE			
BASIC	$ (0.48)	$ (0.30)	$ (0.70)
DILUTED	$ (0.49)	$ (0.66)	$ (0.78)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
BASIC and DILUTED	58,804,622	30,279,442	25,183,654

See notes to financial statements.

CEL-SCI CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2014, 2013, and 2012

	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, October 1, 2011	21,473,461	$ 214,735	$ 196,376,400	$ (187,512,311)	$ 9,078,824
Sale of stock	4,616,667	46,167	14,243,351	-	14,289,518
Issuance of warrants in connection with sale of common stock	-	-	(6,706,667)	-	(6,706,667)
401(k) contributions paid in common stock	42,627	426	154,090	-	154,516
Exercise of warrants and stock options	1,019,119	10,191	2,654,348	-	2,664,539
Stock issued to nonemployees for service	160,618	1,606	556,686	-	558,292
Exercise of derivative liabilities	-	-	122,367	-	122,367
Modification of options issued to consultants	-	-	54,789	-	54,789
Modification of options issued to employees	-	-	36,990	-	36,990
Equity based compensation - employees	-	-	2,229,326	-	2,229,326
Equity based compensation - non-employees	-	-	22,248	-	22,248
Net loss	-	-	-	(15,477,310)	(15,477,310)
BALANCE, SEPTEMBER 30, 2012	27,312,492	273,125	209,743,928	(202,989,621)	7,027,432
Sale of stock	3,500,000	35,000	9,753,769	-	9,788,769
Issuance of warrants in connection with sale of common stock	-	-	(4,200,000)	-	(4,200,000)
401(k) contributions paid in common stock	74,230	742	158,114	-	158,856
Stock issued to nonemployees for service	138,297	1,383	359,542	-	360,925
Equity based compensation - employees	-	-	2,636,905	-	2,636,905
Equity based compensation - non-employees	-	-	98,150	-	98,150
Net loss	-	-	-	(9,170,947)	(9,170,947)
BALANCE, SEPTEMBER 30, 2013	31,025,019	310,250	218,550,408	(212,160,568)	6,700,090
Sale of stock	31,755,494	317,555	28,129,691	-	28,447,246
Issuance of warrants in connection with sale of common stock	-	-	(7,791,448)	-	(7,791,448)
401(k) contributions paid in common stock	164,787	1,647	153,787	-	155,434
Exercise of warrants	2,668,508	26,686	4,253,632	-	4,280,318
Conversion of warrant liability to equity			1,308,528	-	1,308,528
Stock issued to nonemployees for service	579,968	5,800	621,318	-	627,118
Stock issued for patents	8,695	87	9,912	-	9,999
Modification of options issued to consultants	-	-	76,991	-	76,991
Issuance of restricted stock	15,700,000	157,000	(157,000)	-	-
Equity based compensation - employees	-	-	3,958,637	-	3,958,637
Equity based compensation - non-employees	-	-	36,752	-	36,752
Net loss	-	-	-	(27,366,265)	(27,366,265)
BALANCE, SEPTEMBER 30, 2014	81,902,471	$ 819,025	$ 249,151,208	$ (239,526,833)	$ 10,443,400

See notes to financial statements.

CEL-SCI CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2014, 2013 and 2012

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (27,366,265)	$ (9,170,947)	$ (15,477,310)
Adjustments to reconcile net loss to			
net cash used in operating activities:			
Depreciation and amortization	231,752	364,124	533,468
Issuance of common stock, warrants and options for services	694,955	454,855	527,207
Modification of warrants issued to consultants	76,991	-	54,789
Modification of stock options issued to employees	-	-	36,990
Equity based compensation	3,958,637	2,636,905	2,229,326
Common stock contributed to 401(k) plan	155,434	158,856	154,516
Impairment loss on abandonment of patents	1,182	22,628	44,921
Loss on retired equipment	268	4,350	9,399
Gain on derivative instruments	(248,767)	(10,750,666)	(1,911,683)
(Increase)/decrease in assets:			
Receivables	(7,557)	84,351	298,723
Deferred rent	769,159	544,028	598,714
Prepaid expenses	(158,088)	529,738	775,823
Inventory used for R&D and manufacturing	(435,392)	367,856	186,698
Deposits	(200,000)	(400,000)	-
Increase/(decrease) in liabilities:			
Accounts payable	(751,971)	1,316,964	(168,463)
Accrued expenses	433,712	101,995	(99,006)
Deferred revenue	46	45	1,500
Due to employees	(78,376)	186,446	(2,611)
Deferred rent liability	(3,739)	(108)	11,986
Deposits held	-	-	5,000
Net cash used in operating activities	(22,928,019)	(13,548,580)	(12,190,013)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of equipment	(103,977)	(102,033)	(54,637)
Expenditures for patent costs	(34,887)	(30,728)	(78,959)
Net cash used in investing activities	(138,864)	(132,761)	(133,596)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock and warrants	28,428,641	9,788,769	14,289,518
Proceeds from exercise of warrants and stock options	3,118,387	-	2,664,539
Payments on convertible debt	-	-	(4,950,000)
Payments on obligations under capital lease	(8,137)	(6,858)	-
Net cash provided by financing activities	31,538,891	9,781,911	12,004,057
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,472,008	(3,899,430)	(319,552)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,612	3,941,042	4,260,594
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,513,620	$ 41,612	$ 3,941,042

CEL-SCI CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2014, 2013 and 2012

	2014	2013	2012
ISSUANCE OF WARRANTS:			
Increase in derivative liabilities	$ (7,791,448)	$ (4,200,000)	$ (6,706,667)
Decrease in additional paid-in capital	7,791,448	4,200,000	6,706,667
	$ -	$ -	$ -
ISSUANCE OF ADDITIONAL SHARES:			
Increase in common stock	$ (15,631)	$ -	$ (8,333)
Increase in additional paid-in capital	(1,101,816)	-	(241,667)
Decrease in additional paid-in capital	1,117,447	-	250,000
	$ -	$ -	$ -
EXERCISE OF WARRANTS			
Increase in common stock	$ (657)	$ -	$ -
Increase in additional paid-in capital	(1,161,274)	-	(122,367)
Decrease in derivative liabilities	1,161,931	-	122,367
	$ -	$ -	$ -
INDUCEMENT WARRANTS			
Increase in additional paid-in capital	$ -	$ -	$ (1,593,000)
Decrease in additional paid-in capital	-	-	1,593,000
	$ -	$ -	$ -
RECLASSIFICATION/MODIFICATION OF WARRANTS:			
Increase in additional paid-in capital	$ (1,308,528)	$ -	$ (325,620)
Decrease in additional paid-in capital			325,620
Decrease in derivative liabilities	1,308,528	-	-
	$ -	$ -	$ -
ISSUANCE OF COMMON STOCK FOR PREPAID SERVICES			
Increase in additional paid-in capital	$ (31,085)	$ (57,553)	$ (53,333)
Increase in prepaid expenses	31,085	57,553	53,333
	$ -	$ -	$ -
ISSUANCE OF COMMON STOCK FOR PATENT COSTS			
Increase in common stock	$ (87)	$ -	$ -
Increase in additional paid in capital	(9,912)	-	-
Increase in patent costs	9,999	-	-
	$ -	$ -	$ -
PATENT COSTS INCLUDED IN ACCOUNTS PAYABLE			
Increase in patent costs	$ 4,474	$ 14,024	$ 22,379
Increase in accounts payable	(4,474)	(14,024)	(22,379)
	$ -	$ -	$ -
NON-CASH EQUIPMENT CHANGES			
Increase (decrease) in research and office equipment	$ (1,074)	$ 36,622	$ -
Increase in accounts payable	(2,345)	-	-
Decrease (increase) in capital lease obligation	3,419	(36,622)	-
	$ -	$ -	$ -
CAPITAL LEASE PAYMENTS INCLUDED IN ACCOUNTS PAYABLE:			
Decrease in capital lease obligation	$ 58	$ 627	$ -
Increase in accounts payable	(58)	(627)	-
	$ -	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
Cash expenditure for interest expense	$ 180,654	$ 156,225	$ 377,715

See notes to financial statements.

CEL-SCI CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CEL-SCI Corporation (the Company) was incorporated on March 22, 1983, in the state of Colorado, to finance research and development in biomedical science and ultimately to engage in marketing and selling products.

CEL-SCI's work is focused on finding the best way to activate the immune system to fight cancer and infectious diseases. The Company's lead investigational therapy, Multikine (Leukocyte Interleukin, Injection), is currently being tested in a Phase 3 clinical trial as a potential therapeutic agent directed at using the immune system to produce an anti-tumor immune response for advanced primary head and neck cancer. Data from Phase 1 and Phase 2 clinical trials suggest Multikine has the potential to directly affect tumor cells. These data also indicate that it appears to activate the patient's own anti-tumor immune response. Multikine (Leukocyte Interleukin, Injection) is the full name of this investigational therapy, which, for simplicity, is referred to in the remainder of this document as Multikine. Multikine is the trademark that the Company has registered for this investigational therapy, and this proprietary name is subject to FDA review in connection with the Company's future anticipated regulatory submission for approval. Multikine has not been licensed or approved by the FDA or any other regulatory agency. Neither has its safety or efficacy been established for any use.

Multikine has been cleared by the regulators in seventeen countries around the world, including the U.S. FDA, for a global Phase 3 clinical trial in advanced primary (not yet treated) head and neck cancer patients. Multikine is also being used in a Phase 1 study at the Naval Medical Center, San Diego under a Cooperative Research and Development Agreement (CRADA) in HIV/HPV co-infected men and women with peri-anal warts.

On June 25, 2013, CEL-SCI's shareholders approved a reverse split of the Company's common stock. The reverse split became effective on the NYSE MKT on September 25, 2013. On that date, every ten issued and outstanding shares of the Company's common stock automatically converted into one outstanding share. As a result of the reverse stock split, the number of the Company's outstanding shares of common stock decreased from 310,005,272 (pre-split) shares to 31,001,686 (post-split) shares. In addition, by reducing the number of CEL-SCI's outstanding shares, CEL-SCI's loss per share in all prior periods will increase by a factor of ten. The reverse stock split affected all stockholders of the Company's common stock uniformly, and did not affect any stockholder's percentage of ownership interest. The par value of the Company's stock remained unchanged at $0.01 per share and the number of authorized shares of common stock remained the same after the reverse stock split.

As the par value per share of the Company's common stock remained unchanged at $0.01 per share, a total of $2,790,036 was reclassified from common stock to additional paid-in capital. In connection with this reverse stock split, the number of shares of common stock reserved for issuance under the Company's incentive and non-qualified stock option plans (Note 7) as well as the shares of common stock underlying outstanding stock options, and warrants were also proportionately reduced while the exercise prices of such stock options and warrants were proportionately increased. All references to shares of common stock and per share data for all periods presented in the accompanying financial statements and notes thereto have been adjusted to reflect the reverse stock split on a retroactive basis.

Summary of Significant accounting policies:

Cash and Cash Equivalents – For purposes of the statements of cash flows, cash and cash equivalents consist principally of unrestricted cash on deposit and short-term money market funds. The Company considers all highly liquid investments with a maturity when purchased of less than three months as cash and cash equivalents.

Prepaid Expenses and Inventory – Prepaid expenses are payments for future services to be rendered and are expensed over the time period for which the service is rendered. Prepaid expenses may also include payment for goods to be received within one year of the payment date. Inventory consists of manufacturing production advances and bulk purchases of laboratory supplies to be consumed in the manufacturing of the Company's product for clinical studies. Inventories are stated at the lower of cost or market, where cost is determined using the first-in, first out method applied on a consistent basis.

Deposits – The deposits are required by the lease agreement for the manufacturing facility and by the clinical research organization (CRO) agreements.

Research and Office Equipment and Leasehold Improvements – Research and office equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the term of the lease. Repairs and maintenance which do not extend the life of the asset are expensed when incurred. The fixed assets are reviewed on a quarterly basis to assess impairment, if any.

Patents – Patent expenditures are capitalized and amortized using the straight-line method over the shorter of the expected useful life or the legal life of the patent (17 years). In the event changes in technology or other circumstances impair the value or life of the patent, appropriate adjustment to the asset value and period of amortization is made. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset, and from disposition, is less than the carrying value of the asset. The amount of the impairment loss would be the difference between the estimated fair value of the asset and its carrying value.

Deferred Rent (Asset) – Consideration paid, including deposits, related to operating leases is recorded as a deferred rent asset and amortized as rent expense over the lease term. Interest on the deferred rent is calculated at 3% on the funds deposited on the manufacturing facility and is included in deferred rent. This interest income will be used to offset future rent.

Deferred Rent (Liability) – Certain of the Company's operating leases provide for minimum annual payments that adjust over the life of the lease. The aggregate minimum annual payments are expensed on a straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for rent escalations when the amount of straight-line rent exceeds the lease payments, and reduces the deferred rent liability when the lease payments exceed the straight-line rent expense. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability and amortizes the deferred rent over the lease term as a reduction to rent expense.

Derivative Instruments - The Company has entered into financing arrangements that consist of freestanding derivative instruments that contain embedded derivative features. The Company accounts for these arrangements in accordance with Accounting Standards Codification (ASC) 815, "Accounting for Derivative Instruments and Hedging Activities". In accordance with accounting principles generally accepted in the United States (U.S.GAAP), derivative instruments and hybrid instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value with gains or losses recognized in earnings or other comprehensive income depending on the nature of the derivative or hybrid instruments. The Company determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument. The derivative liabilities are remeasured at fair value at the end of each reporting period as long as they are outstanding.

Research and Development Grant Revenues – The Company's grant arrangements are handled on a reimbursement basis. Grant revenues under the arrangements are recognized when costs are incurred.

Research and Development Costs – Research and development expenditures are expensed as incurred.

Net Loss Per Common Share – The Company calculates net loss per common share in accordance with ASC 260 "Earnings Per Share" (ASC 260). Basic and diluted net loss per common share was determined by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. The Company's potentially dilutive shares, which include outstanding common stock options, restricted stock units, convertible preferred stock and common stock warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company maintains its cash and cash equivalents with high quality financial institutions. At times, these accounts may exceed federally insured limits. The Company has not experienced any losses in such bank accounts. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents. All non-interest bearing cash balances were fully insured up to $250,000 at September 30, 2014.

Income Taxes – The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be recognized.

Use of Estimates – The preparation of financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, inventory obsolescence, accruals, stock options, useful lives for depreciation and amortization of long-lived assets, deferred tax assets and the valuation of derivative liabilities. Actual results could differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any given year. However, in regard to the valuation of derivative liabilities determined using various valuation techniques including the Black-Scholes and binomial pricing methodologies, significant fluctuations may materially affect the financial statements in a given year. The Company considers such valuations to be significant estimates.

Fair Value Measurements – The Company evaluates financial assets and liabilities subject to fair value measurements in accordance with a fair value hierarchy to prioritize the inputs used to measure fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. See Note 12 for the definition of levels and the classification of assets and liabilities in those levels.

Stock-Based Compensation – Compensation cost for all stock-based awards is measured at fair value as of the grant date in accordance with the provisions of ASC 718, "Compensation – Stock Compensation." The fair value of stock options is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires various judgmental assumptions including volatility and expected option life. The stock-based compensation cost is recognized on the straight line allocation method as expense over the requisite service or vesting period.

Equity instruments issued to non-employees are accounted for in accordance with ASC 505-50, "Equity-Based Payments to Non-Employees." Accordingly, compensation is recognized when goods or services are received and is measured using the Black-Scholes valuation model. The Black-Scholes model requires various judgmental assumptions regarding the fair value of the equity instruments at the measurement date and the expected life of the options.

The Company has Incentive Stock Option Plans, Non-Qualified Stock Options Plans, a Stock Compensation Plan, Stock Bonus Plans and an Incentive Stock Bonus Plan. In some cases, these Plans are collectively referred to as the "Plans." All Plans have been approved by the stockholders.

The Company's stock options are not transferable, and the actual value of the stock options that an employee may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price. The Company has based its assumption for stock price volatility on the variance of daily closing prices of the Company's stock. The risk-free interest rate assumption was based on the U.S. Treasury rate at date of the grant with term equal to the expected life of the option. Historical data was used to estimate option exercise and employee termination within the valuation model. The expected term of options represents the period of time that options granted are expected to be outstanding and has been determined based on an analysis of historical exercise behavior. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for new awards may differ materially in the future from that recorded in the current period.

Vesting of restricted stock granted under the Incentive Stock Bonus Plan is subject to service, performance or market conditions and meets the classification of equity awards. These awards were measured at fair market value on the grant-dates for issuances where the attainment of performance criteria is probable and at fair value on the grant-dates, using a Monte Carlo simulation for issuances where the attainment of performance criteria is uncertain. The total compensation cost will be expensed over the estimated requisite service period.

Recent Accounting Pronouncements – In November 2014, the FASB issued guidance codified in ASC 815, *Derivatives and Hedging*: Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2017. The Company is currently evaluating the impact of the provisions of the update.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

2. DERIVATIVES LIABILITIES, WARRANTS AND OTHER OPTIONS

Below is a chart presenting the derivative liabilities, warrants and other options outstanding at September 30, 2014:

Warrants	Issue Date	Shares Issuable upon Exercise of Warrants	Exercise Price	Expiration Date	Refer -ence
Series N	8/18/08	2,844,627	0.53	8/18/15	1
Series A	6/24/09	130,347	5.00	12/24/14	1
Schleuning (Series A)	7/8/09	16,750	5.00	1/8/15	1
Series B	9/4/09	-	6.80	9/4/14	1
Series C	8/20/09 – 8/26/09	463,487	5.50	2/20/15	1
Series E	9/21/09	-	17.50	8/12/14	1
Series F	10/6/11	1,200,000	4.00	10/6/14	1
Series G	10/6/11	-	4.00	8/12/14	1
Series H	1/26/12	1,200,000	5.00	8/1/15	1
Series Q	6/21/12	1,200,000	5.00	12/22/15	1
Series R	12/6/12	2,625,000	4.00	12/6/16	1
Series S	10/11/13- 12/24/13	23,624,326	1.25	10/11/18	1
Series T	4/17/14	1,782,057	1.58	10/17/14	1
Series U	4/17/14	445,514	1.75	10/17/17	1
Series L	4/18/07	-	7.50	4/17/14	2
Series L (repriced)	4/18/07	70,000	2.50	4/2/15	2
Series P	2/10/12	590,001	4.50	3/6/17	3
Private Investor	7/18/05	-	6.50	7/18/14	4
Warrants held by Officer and Director	6/24/09 – 7/6/09	349,754	4.00 – 5.00	12/24/14 – 1/6/15	5
Consultants	2/15/05 – 4/25/14	149,500	0.85 – 20.00	2/15/15 - 12/27/17	6

1. Derivative Liabilities

The table below presents the derivative instruments and their respective balances at September 30.

	2014	2013
Series N warrants	$ -	$ 41,501
Series A through E warrants	6,105	6,106
Series F and G warrants	-	12,667

Series H warrants	12,000	36,000
Series Q warrants	12,000	48,000
Series R warrants	157,500	288,750
Series S warrants	5,197,352	-
Series T warrants	-	-
Series U warrants	120,289	-
Total derivative liabilities	$ 5,505,246	$ 433,024

The Company reviews all outstanding warrants in accordance with the requirements of ASC 815. This topic provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. The warrant agreements provide for adjustments to the exercise price for certain dilutive events. Under the provisions of ASC 815, the warrants are not considered indexed to the Company's stock because future equity offerings or sales of the Company's stock are not an input to the fair value of a "fixed-for-fixed" option on equity shares, and equity classification is therefore precluded.

In accordance with ASC 815, derivative liabilities must be measured at fair value upon issuance and re-valued at the end of each reporting period through expiration. Any change in fair value between the respective reporting periods is recognized as a gain or loss in the statement of operations.

Series N Warrants

In August 2008, CEL-SCI sold 138,339 shares of common stock and 207,508 Series N warrants in a private financing for $1,037,500. In June 2009, an additional 116,667 shares and 181,570 Series N warrants were issued to the investors. In October 2011, the outstanding 389,078 Series N warrants issued were reset from $4.00 to $3.00. In addition, the investors were issued 129,693 warrants exercisable at $3.00 per share at an initial cost of $220,478.

On October 11, 2013 and December 24, 2013, in connection with public offerings of common stock on those dates, the Company reset the exercise price from $3.00 to $0.53 and issued the Series N warrant holders 2,432,649 additional warrants exercisable at $0.53 as required by the warrant agreements. In January 2014, the Company offered the investors the option to extend the Series N warrants by one year and allow for cashless exercise, in exchange for cancelling the reset provision in the warrant agreement. One of the investors with 2,844,627 warrants accepted this offer. Accordingly, these warrants are no longer considered a derivative liability due to the cancelation of the reset provision. The fair value of the warrants on that date totaled $1,308,528 and was reclassified from derivative liabilities to additional paid-in capital. On March 21, 2014, the other investor exercised 106,793 Series N Warrants. The Company received cash proceeds of $7,424 for 14,078 of the warrants exercised. The remaining 92,715 warrants were exercised in a cashless exercise. The fair value of the warrants on the date of exercise was $137,000 and was reclassified from derivative liabilities to additional paid-in capital.

In addition, the October and December 2013 financings triggered the reset provision included in the August 2008 financing which resulted in the issuance of an additional 1,563,083 shares of common stock. The cost of additional shares issued was $1,117,447. This cost was recorded as a debit and a credit to additional paid-in capital and was deemed a dividend.

As of September 30, 2014, the remaining 2,844,627 Series N warrants entitle the holders to purchase one share of the Company's common stock at a price of $0.53 per share at any time prior to August 18, 2015. On September 30, 2014, no derivative liability was recorded because the warrants no longer were considered a liability for accounting purposes. On September 30, 2013, the value of the Series N warrants was $41,501. During the year ended September 30, 2014, the Company recorded a loss of $1,404,027 on the Series N warrants. During the years ended September 30, 2013 and 2012, the Company recorded a gain of $788,533 and $207,507, respectively, on Series N warrants. On October 28, 2014, the remaining Series N warrants were transferred to the de Clara Trust, of which the Company's CEO, Geert Kersten, is the trustee and a beneficiary.

Series K and Series A through E Warrants

The Company accounted for the Series K and A through E Warrants as derivative liabilities in accordance with ASC 815. These warrants do not qualify for equity accounting and must be accounted for as derivative liabilities since the warrant agreements provide the holder with the right, at its option, to require the Company to a cash settlement of the warrants at Black-Scholes value in the event of a Fundamental Transaction, as defined in the warrant agreement. Since the occurrence of a Fundamental Transaction is not entirely within the Company's control, there exist circumstances that would require net-cash settlement of the warrants while holders of shares would not receive a cash settlement.

In October 2011, 231,840 warrants held by the investors were reset from $4.00 to $3.00. In addition, the investors were issued 77,280 warrants exercisable at $3.00 per share at an initial cost of $30,912. This cost was accounted for as a debit to loss on derivatives and a credit to derivative liabilities.

In February 2012, all Series K warrants were exercised, and the Company received $927,359 from the exercise of Series K warrants to purchase 309,120 of the Company's common shares. When the warrants were exercised, the value of the warrants, or $122,367, was converted from derivative liabilities to equity. During the year ended September 30, 2012, the Company recorded a loss of $21,903 from the exercise and mark to market on the remaining Series K warrants. As of September 30, 2012, all Series K warrants had been exercised and no liability was recorded.

In June 2009, the Company issued 1,011,656 Series A warrants exercisable at $5.00 per share in connection with a financing. The cost of the warrants of $2,775,021 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, 130,347 of these warrants remained outstanding. As of September 30, 2014 and 2013, the fair value of these derivative liabilities was $1,303.

In July 2009, the Company issued 16,750 warrants to a private investor. The warrants were issued with an exercise price of $5.00 per share and valued at $43,550 using the Black Scholes method. The cost of the warrants was accounted for as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, 16,750 warrants remained outstanding. As of September 30, 2014 and 2013, the fair value of these derivative liabilities was $167 and $168, respectively.

In connection with a loan received and fully repaid in a prior period, the Company issued 50,000 Series B warrants with an exercise price of $6.80 per share. On September 4, 2014, all outstanding Series B warrants expired. As of September 30, 2014, no Series B warrants remained outstanding. As of September 30, 2013, the fair value of the Series B warrants was $0.

In connection with an August 2009 financing, the Company issued 539,222 Series C warrants exercisable at $5.50 per share. As of September 30, 2014, 463,487 of these warrants remained outstanding. As of September 30, 2014 and 2013, the fair value of the Series C warrants was $4,635.

In September 2009, 71,428 Series E warrants were issued to the placement agent in connection with a financing, with an exercise price of $17.50 per share. On August 12, 2014, all outstanding Series E warrants expired. As of September 30, 2014, no Series E warrants remained outstanding. As of September 30, 2013, the fair value of the Series E warrants was $0.

During the years ended September 30, 2014, 2013 and 2012, the Company recorded a gain of $1, $780,883, and $588,469, respectively, on the Series A through E warrants.

Series F and G warrants

In October 2011, in connection with a financing, the Company issued 1,200,000 Series F warrants exercisable at $4.00 per share at any time prior to October 6, 2014. The Company also issued 66,667 Series G warrants exercisable at $4.00 per share to the placement agent for this offering. The initial cost of the warrants of $2,146,667 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. On August 12, 2014, all outstanding Series G warrants expired. As of September 30, 2014, 1,200,000 Series F warrants and no Series G warrants remained outstanding. As of September 30, 2014, the fair value of the Series F warrants was $0. As of September 30, 2013, the fair value of the Series F and G warrants was $12,000 and $667, respectively. During the years ended September 30, 2014, 2013 and 2012, the Company recorded a gain of $12,667, $1,634,000, and $500,000 respectively, on the Series F and G warrants. On October 6, 2014, all of the Series F warrants expired.

Series H Warrants

In January 2012, in connection with a financing, the Company issued 1,200,000 Series H warrants exercisable at $5.00 per share at any time prior to August 1, 2015. The initial cost of the warrants of $2,400,000 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, 1,200,000 Series H warrants remained outstanding. As of September 30, 2014 and 2013, the fair value of the warrants was $12,000 and $36,000, respectively. During the years ended September 30, 2014, 2013 and 2012, the Company recorded a gain of $24,000, $1,764,000 and $600,000, respectively, on the Series H warrants.

Series Q Warrants

In June 2012, in connection with a financing, the Company issued 1,200,000 Series Q warrants exercisable at $5.00 per share at any time prior to December 22, 2015. The initial cost of the warrants of $2,160,000 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, 1,200,000 Series Q warrants remained outstanding. As of September 30, 2014 and 2013, the fair value of the warrants was $12,000 and $48,000, respectively. During the years ended September 30, 2014, 2013 and 2012, the Company recorded a gain of $36,000, $1,872,000 and $240,000, respectively, on the Series Q warrants.

Series R Warrants

On December 4, 2012, the Company sold 3,500,000 shares of its common stock for $10,500,000, or $3.00 per share, in a registered direct offering. The investors in this offering also received Series R warrants which entitle the investors to purchase up to 2,625,000 shares of the Company's common stock. The Series R warrants may be exercised at any time before December 6, 2016 at a price of $4.00 per share. The initial cost of the warrants of $4,200,000 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, 2,625,000 Series R warrants remained outstanding. As of September 30, 2014 and 2013, the fair value of the Series R warrants was $157,500 and $288,750, respectively. During the years ended September 30, 2014 and 2013, the Company recorded a gain of $131,250 and $3,911,250, respectively, on the Series R warrants.

Series S Warrants

On October 11, 2013, the Company closed a public offering of 17,826,087 units of common stock and warrants at a price of $1.00 per unit for net proceeds of $16,400,000, net of underwriting discounts and commissions and offering expenses of the Company. Each unit consisted of one share of common stock and one Series S warrant to purchase one share of common stock. The Series S warrants are immediately exercisable, expire on October 11, 2018, and have an exercise price of $1.25. In November 2013, the underwriters purchased an additional 2,648,913 warrants pursuant to the overallotment option, for which the Company received net proceeds of $24,370.

On December 24, 2013, the Company closed a public offering of 4,761,905 units of common stock and warrants at a price of $0.63 per unit for net proceeds of $2,790,000, net of underwriting discounts and commissions and offering expenses of the Company. Each unit consisted of one share of common stock and one Series S warrant to purchase one share of common stock. The Series S warrants were immediately exercisable, expire on October 11, 2018, and have an exercise price of $1.25. The underwriters purchased an additional 476,190 units of common stock and warrants pursuant to the overallotment option, for which the Company received net proceeds of approximately $279,000. The initial cost of the S warrants of $7,321,071 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities.

On February 7, 2014, the Series S warrants began trading on the New York Stock Exchange. During the year ended September 30, 2014, 2,088,769 Series S Warrants had been exercised at a price of $1.25, and the Company received proceeds of $2,610,961. The fair value of the warrants on the date of exercise was $1,024,932. As of September 30, 2014, the remaining 23,624,326 Series S warrants entitle the holders to purchase one share of the Company's common stock at a price of $1.25 per share.

As of September 30, 2014, the fair value of the Series S warrants was $5,197,352. During the year ended September 30, 2014, the Company recorded a gain of $1,098,787 on the Series S warrants.

Series T and U Warrants

On April 17, 2014, the Company closed a public offering of 7,128,229 shares of common stock at a price of $1.40 and 1,782,057 Series T warrants to purchase one share of common stock for net proceeds of $9,230,000, net of underwriting commissions and offering expenses. The Series T warrants are immediately exercisable, expire on October 17, 2014, and have an exercise price of $1.58. The underwriters received 445,514 Series U warrants to purchase one share of common stock. The Series U warrants are exercisable beginning October 17, 2014, expire on October 17, 2017, and have an exercise price of $1.75. The initial cost of the Series T and U warrants of $470,377 was recorded as a debit to additional paid-in capital and a credit to derivative liabilities.

As of September 30, 2014, the fair value of the Series T and U warrants was $120,289. During the year ended September 30, 2014, the Company recorded a gain of $350,088, on the Series T and U warrants. On October 17, 2014, all of the Series T warrants expired.

Senior Convertible Notes and Redeemable Series A Convertible Preferred Stock

In March 2012, the Company repaid the remaining Senior Secured Convertible Notes derived from the settlement, thereby completely eliminating the Senior Secured Convertible Notes, satisfying the settlement and having the lien on the Company's assets removed.

The accounting for the Senior Secured Convertible Notes was within the scope of ASC 815. Under ASC 815 or ASC 825,"Financial Instruments," the Company may make an irrevocable election to initially and subsequently measure a hybrid financial instrument in its entirety at fair value. Any change in fair value between the respective reporting dates is recognized as a gain or loss. Based on the analysis of the Senior Secured Convertible Notes, the Company identified several embedded derivative features. The Company elected, in accordance with ASC 825, to initially and subsequently carry the instrument at fair value without bi-furcating the embedded derivatives. For the year ended September 30, 2012, the Company recorded a gain of $49,000 on the Senior Secured Convertible Notes.

2.   Series L and M Warrants

In April 2007, the Company completed a $15 million private financing. Shares were sold at $7.50, a premium over the closing price of the previous two weeks. The financing was accompanied by 1,000,000 warrants with an exercise price of $7.50 and 1,000,000 warrants with an exercise price of $20.00. The warrants are known as Series L and Series M warrants, respectively. The warrants issued with the financing qualified for equity treatment in accordance with ASC 815. The cost of Series L and Series M warrants were recorded as a debit and a credit to additional paid-in capital. In June 2012, 10,167 Series L warrants with an exercise price of $7.50 per share, expired.

In November 2011, the Company reduced the exercise price of 160,000 Series L warrants to $3.40. The additional cost of $86,826 was recorded as a debit and a credit to additional paid-in capital and was a deemed dividend. This cost is included in modification of warrants and increased the net loss available to shareholders on the statement of operations. In March 2012, 60,000 Series L warrants were exercised at a price of $3.40, and the Company received proceeds of $204,000.

In April 2012, 25,000 Series L warrants exercisable at a price of $7.50 per share were transferred to a consultant and were extended for two years from the current expiration date. The additional value of $43,910 was accounted for as a credit to additional paid-in capital and a debit to general and administrative expense. On April 17, 2014, the 25,000 Series L warrants expired. In April 2013, 100,000 Series L warrants were repriced to $2.50 per share and were extended for two years to April 2, 2015 in return for a reduction in outstanding warrants to 70,000. The additional cost of $59,531 was recorded as a debit and a credit to additional paid-in capital and was a deemed dividend. This cost was included in modification of warrants and increased the net loss available to shareholders on the statements of operations. As of September 30, 2014, 70,000 of the Series L warrants at the reduced exercise price of $2.50 remained outstanding.

In November 2011, the Company reduced the exercise price of 600,000 Series M warrants from $6.00 to $3.40. The additional cost of $238,794 was recorded as a debit and a credit to additional paid-capital and was a deemed dividend. This cost is included in modification of warrants and increased the net loss available to shareholders on the statement of operations.

In October 2013, the Company reduced the exercise prices of the Series M warrants from $3.40 to $1.00 in exchange for a reduction in the number of warrants from 600,000 to 500,000. The additional cost of $76,991 was recorded as non-employee stock compensation expense. In March 2014, 500,000 Series

M warrants were exercised at a price of $1.00, and the Company received proceeds of $500,000. As of September 30, 2014, no Series M warrants remained outstanding.

3. Series O and P Warrants

In March 2009, as further consideration for its rights under a licensing agreement, Byron Biopharma LLC ("Byron") purchased 375,000 Units from the Company at a price of $2.00 per Unit. Each Unit consisted of one share of the Company's common stock and two Series O warrants. During the year ended September 30, 2012, all 650,000 of the outstanding Series O warrants were exercised. There were no Series O warrants outstanding at September 30, 2012.

On February 10, 2012, the Company issued 590,001 Series P warrants to the former holder of the Series O warrants as an inducement for the early exercise of the Series O warrants. Series O warrants entitled the holder to purchase 590,001 shares of the Company's common stock at a price of $2.50 per share at any time on or prior to March 6, 2016. The Series P warrants allow the holder to purchase up to 590,001 shares of the Company's common stock at a price of $4.50 per share. The Series P warrants are exercisable at any time prior to March 6, 2017. The warrants were accounted for as an equity transaction using the Black-Scholes method to value the warrants. The fair value of the warrants was calculated to be $1,593,000. This cost was recorded as a debit and a credit to additional paid-in capital. This cost is included in inducement warrants and increased the net loss available to shareholders on the statement of operations. As of September 30, 2014, 590,001 Series P warrants remained outstanding.

4. Private Investor Warrants

In February 2011, 132,500 warrants issued to a private investor with exercise prices between $5.60 and $8.20 were extended for three years. Between February and August 2014, all 132,500 outstanding warrants expired. As of September 30, 2014, no warrants remained outstanding.

On January 26, 2014, 608,438 warrants issued to the lessor of the Company's manufacturing facility, priced at $7.50 per share, expired. As of September 30, 2014, no warrants relating to the facilities lease remained outstanding.

5. Warrants held by Officer and Director

Between December 2008 and June 2009, Maximilian de Clara, the Company's President and a director, loaned the Company $1,104,057 under a note payable. In June 2009, the Company issued 164,824 warrants, exercisable at $4.00 per share, to Mr. de Clara. The warrants are exercisable at any time prior to December 24, 2014. These warrants were valued at $65,796 using the Black-Scholes method. In July 2009, as consideration for a further extension of the loan, the Company issued 184,930 warrants exercisable at $5.00 per share to Mr. de Clara. These warrants were valued at $341,454 using the Black-Scholes method and can be exercised at any time prior to January 6, 2015. The first warrants were recorded as a discount to the loan and a credit to additional paid-in capital. The second warrants were recorded as a debit to derivative loss of $831,230, a premium of $341,454 on the loan and a credit to additional paid-in capital of $489,776. The warrants and premium are fully amortized. As of September 30, 2014, 349,754 warrants remained outstanding (Note 10). In August 2014, the loan and warrants were transferred to the de Clara Trust, of which the Company's CEO, Geert Kersten, is the trustee and a beneficiary.

6. Options and Shares Issued to Consultants

As of September 30, 2014, 149,500 options that were issued to consultants as payment for services remained outstanding, of which 140,000 options were issued from the Non-Qualified Stock Option plans. During the year ended September 30, 2014 and 2013, 71,250 and 3,000 options previously issued to a consultant from the Non-Qualified Stock Option plans expired, respectively.

In December 2011, 5,000 options were issued to a consultant with an exercise price of $3.00 which vested immediately and expire on December 1, 2016. The cost of these options was $10,211 calculated using the Black-Scholes method and was accounted for as a credit to additional paid-in capital and a debit to general and administrative expense.

In March 2012, 5,000 options were issued to a consultant with an exercise price of $3.50 which vested immediately and expire on March 5, 2017. The cost of these options was $12,037 calculated using the Black-Scholes method and was accounted for as a credit to additional paid-in capital and a debit to general and administrative expense.

In April 2012, 7,000 options issued to a consultant with exercise prices between $6.30 and $7.00 were extended for two years from the current expiration date. The additional value of $10,879 was accounted for as a credit to additional paid-in capital and a debit to general and administrative expense. During the year ended September 30, 2014, the 7,000 options expired.

On October 15, 2013, the Company entered into a consulting agreement for services to be provided through October 14, 2014. In consideration for services provided, the Company issued the consultant 100,000 restricted shares in three installments – 34,000 upon signing, 33,000 on January 15, 2014, and 33,000 on March 14, 2014. The aggregate fair market value of the 100,000 restricted shares of $108,710 was recorded as a prepaid expense and is being charged to general and administrative expense over the period of service. During the year ended September 30, 2014, the Company recorded $104,540 in consulting expense. At September 30, 2014, $4,170 is included in prepaid expenses.

On October 20, 2013, the Company entered into a consulting agreement for services to be provided through October 19, 2016. In consideration for services provided, the Company agreed to issue the consultant 34,164 restricted shares each month of the agreement, with the first three month issued in advance. During the year ended September 30, 2014, the Company issued the consultant a total of 409,968 shares of restricted stock at the fair market value on the dates of issuance. The aggregate fair market value of $439,008 was recorded as a prepaid expense and is being charged to general and administrative expense over the period of service. The Company had previously entered into a one year consulting agreement with this same consultant for services to be provided through December 27, 2013. In consideration for the services to be provided under that earlier agreement, the Company issued the consultant 50,000 shares of common stock and 50,000 options to purchase common stock at a price of $2.80 per share. The common shares were issued at the fair market value on the agreement date of $2.80. The aggregate fair market value of $140,000 was recorded as a prepaid expense and was charged to general and administrative expense over the period of service. The fair value of the options issued, as calculated using the Black-Scholes method, was determined to be $98,150 and was also charged to general and administrative expense over the period of service. During the years ended September 30, 2014 and 2013, the Company recorded expense of $474,263 and $180,597 for services provided by this consultant, respectively.

On October 28, 2013, the Company entered into a consulting agreement for services to be provided through April 27, 2014. In consideration for services provided, the Company granted the consultant 60,000 options to purchase common stock at a price of $0.85 per share. The fair value of the options issued, as calculated using the Black-Scholes method, was determined to be $24,294 and was charged to general and administrative expense over the period of service.

On December 1, 2013, the Company extended an agreement with a public relations consultant through December 1, 2014. In consideration for services provided, the Company agreed to continue to issue the consultant a monthly retainer of 5,000 shares of restricted stock. In addition, the consultant received an additional 20,000 shares of restricted stock for meeting certain performance requirements. During the years ended September 30, 2014 and 2013, respectively, the Company issued the consultant 70,000 and 60,000 restricted shares of common stock at the fair market value on the grant dates, for an aggregate fair market value of $79,400 and $161,500, respectively which was recorded as a general and administrative expense.

On April 25, 2014, the Company entered into a consulting agreement for services to be provided through August 25, 2014. In consideration for services provided, the Company granted the consultant 20,000 options to purchase common stock at a price of $1.22 per share. The fair value of the options issued, as calculated using the Black-Scholes method, was determined to be $12,458 and was charged to general and administrative expense over the period of service.

During the years ended September 30, 2014 and 2013, the Company recorded total expense of $694,955 and $342,097 relating to these consulting arrangements. As of September 30, 2014 and 2013, the Company recorded $26,468 and $57,553, respectively, in prepaid consulting expenses.

3. OPERATIONS AND FINANCING

The Company has incurred significant costs since its inception in connection with the acquisition of certain patented and unpatented proprietary technology and know-how relating to the human immunological defense system, patent applications, research and development, administrative costs, construction of laboratory facilities, and clinical trials. The Company has funded such costs with proceeds from loans and the public and private sale of its common and preferred stock. The Company will be required to raise additional capital or find additional long-term financing in order to continue with its research efforts. To date, the Company has not generated any revenue from product sales. The ability of the Company to complete the necessary clinical trials and obtain Federal Drug Administration (FDA) approval for the sale of products to be developed on a commercial basis is uncertain. Ultimately, the Company must complete the development of its products, obtain the appropriate regulatory approvals and obtain sufficient revenues to support its cost structure.

The Company is currently running a large multi-national Phase 3 clinical trial for head and neck cancer. The Company believes that it has enough capital to support its operations for more than the next twelve months as it believes that it has ready access to new equity capital should the need arise. During fiscal year 2013, the Company raised $9.8 million net proceeds from several institutional investors. During fiscal year 2014, the Company raised approximately $31.5 million in net proceeds through the sale of common stock and warrants in three public offerings and from the exercise of previously issued warrants. In October 2014, the Company raised approximately $6.4 million in net proceeds through the sale of common stock and warrants in a public and a registered direct offering. To finance the study beyond the next 12 months, the Company plans to raise additional capital in the form of corporate partnerships, debt and/or equity financings. The Company believes that it will be able to obtain additional financing because it has done so consistently in the past, and because Multikine is a product in the Phase 3 trial stage. However, there can be no assurance that the Company will be successful in raising additional funds or that funds will be available to the Company on acceptable terms or at all. If the Company does not raise the necessary amounts of money, the Company will either have to slow down or delay the Phase 3 clinical trial or even significantly curtail its operations until such time as it is able to raise the required funding.

Since the Company launched its Phase 3 trial for Multikine, the Company has spent approximately $16,400,000 as of September 30, 2014 on direct costs for the Phase 3 clinical trial. The total remaining cash cost of the clinical trial is estimated to be approximately $28,200,000. It should be noted that this estimate is based only on the information currently available in the Company's contracts with the Clinical Research Organizations responsible for managing the Phase 3 trial. This number can be affected by the speed of enrollment, foreign currency exchange rates and many other factors, some of which cannot be foreseen today. It is therefore possible that the cost of the Phase 3 trial will be higher than currently estimated.

4. RESEARCH AND OFFICE EQUIPMENT

Research and office equipment consisted of the following at September 30:

	2014	2013
Research equipment	$ 3,230,882	$ 3,184,779
Furniture and equipment	141,269	139,992
Leasehold improvements	131,910	131,910
	3,504,061	3,456,681
Less: Accumulated depreciation and amortization	(3,101,057)	(2,967,345)
Net research and office equipment	$ 403,004	$ 489,336

Depreciation expense for the years ended September 30, 2014, 2013 and 2012 totaled $188,967, $275,917 and $447,171, respectively. During the years ended September 30, 2014, 2013 and 2012, equipment with a net book value of $268, $4,350 and $9,399, respectively, was retired.

5. PATENTS

Patents consisted of the following at September 30:

	2014	2013
Patents	$ 1,517,344	$ 1,470,047
Accumulated amortization	(1,193,756)	(1,151,852)
Net Patents	$ 323,588	$ 318,195

During the years ended September 30, 2014, 2013 and 2012, the Company recorded patent impairment charges of $1,182, $22,628 and $44,921, respectively, for the net book value of patents abandoned during the year. These amounts are included in general and administrative expenses. Amortization expense for the years ended September 30, 2014, 2013 and 2012 totaled $42,785, $88,207 and $86,297, respectively. The total estimated future amortization is as follows:

Year ending September 30,	
2015	$ 36,051
2016	36,051
2017	36,051
2018	35,716
2019	34,014
Thereafter	145,705
	$ 323,588

6. INCOME TAXES

At September 30, 2014, the Company had a federal net operating loss carryforward of approximately $141 million, which begins to expire during the fiscal year ended in 2018 and is fully expired by the end of the fiscal year ended 2034. In addition, the Company has a general business credit as a result of the credit for increasing research activities ("R&D credit") of approximately $1.2 million at September 30, 2014, which begins to expire during the fiscal year ended 2020 and is fully expired during the fiscal year ended 2029. At September 30, 2013, the Company had a federal net operating loss carryforward of approximately $130 million and an R&D credit of approximately $1.2 million. Deferred taxes at September 30 consisted of the following:

	2014	2013
Net operating loss carryforwards	$ 55,229,799	$ 50,485,248
R&D credit	1,221,487	1,221,487
Stock-based compensation	4,054,450	3,323,353
Fixed assets and intangibles	26,329	-
Capitalized R&D	9,897,041	5,542,816
Vacation and other	108,891	270,121
Total deferred tax assets	70,537,997	60,843,025
Fixed assets and intangibles	-	(1,968)
Total deferred tax liabilities	-	(1,968)
Valuation allowance	(70,537,997)	(60,841,057)
Net deferred tax asset	$ -	$ -

In assessing the realization of deferred tax assets, management considered whether it was more likely than not that some, or all, of the deferred tax asset will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income. Management has considered the history of the Company's operating losses and believes that the realization of the benefit of the deferred tax assets cannot be reasonably assured. In addition, under Internal Revenue Code Section 382, the Company's ability to utilize these net operating loss carryforwards may be limited or eliminated in the event of future changes in ownership.

Certain net deferred tax liabilities at September 30, 2013, totaling approximately $6.3 million were reversed, with the offsetting adjustment increasing deferred tax allowances. These adjustments had no effect on the Company's financial position or operating results.

The Company has no federal or state current or deferred tax expense or benefit. The Company's effective tax rate differs from the applicable federal statutory tax rate. The reconciliation of these rates for the three years ended September 30, 2014 is as follows:

	2014	2013	2012
Federal Rate	34.00%	34.00%	34.00%
State tax rate, net of federal benefit	5.15	4.97	5.21
State tax rate change	0.93	(3.77)	18.07
Other adjustments	0.00	0.00	(0.53)
Expired tax attributes	0.00	(87.87)	(33.54)
Adjustment to deferreds	19.13	14.30	0.00
Permanent differences	(0.43)	(1.59)	(0.68)
Change in valuation allowance	(58.78)	39.96	(23.53)
Effective tax rate	0.00%	0.00%	0.00%

The Company applies the provisions of ASC 740, *"Accounting for Uncertainty in Income Taxes,"* which requires financial statement benefits to be recognized for positions taken for tax return purposes when it is more likely than not that the position will be sustained. The Company has elected to reflect any tax penalties or interest resulting from tax assessments on uncertain tax positions as a component of tax expense. The tax return years 2009 through 2013 remain open to examination by the major domestic taxing jurisdictions to which the Company is subject.

7. **STOCK COMPENSATION**

The Company awarded employees and non-employees with stock compensation as follows:

	Fiscal Year Ended September 30,		
	2014	**2013**	**2012**
Employees	$3,958,637	$2,636,905	$ 2,266,316
Non-employees	$ 771,946	$ 454,855	$ 581,996

During the years ended September 30, 2014, 2013 and 2012, non-employee compensation excluded $26,468, $57,553 and $53,333, respectively, for future services to be performed (Note 11).

During the years ended September 30, 2014, 2013 and 2012, the Company recognized expense of $3,958,637, $2,636,905 and $2,229,326, respectively, for options issued or vested and restricted stock awarded during the year. This expense was recorded as general and administrative expense. No options were exercised during the years ended September 30, 2014, 2013 and 2012. No restricted shares vested during the year ended September 30, 2014.

During the year ended September 30, 2014, the Company issued 1,643,240 stock options to employees and directors at a fair value of $1,518,862, ($0.92 fair value per option). During the year ended September 30, 2013, the Company issued 1,809,387 stock options to employees and directors at a fair value of $3,652,630, ($2.02 fair value per option). During the year ended September 30, 2012, the Company issued 667,937 stock options to employees and directors at a fair value of $1,876,122, ($2.80 fair value per option) and also cancelled 390,047 stock options that were outstanding to employees and directors at a fair value of

$265,096, ($0.68 fair value per option). On September 30, 2014, the Company had 3,387,265 options that were unvested at a fair value of $7,288,244, which is a weighted average fair value of $2.15 per share with a weighted average remaining vesting life of 1.87 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

	2014	**2013**	**2012**
Expected stock price volatility	72.81 – 86.87%	84.41-92.28%	87.72-94.93%
Risk-free interest rate	0.59 – 2.65%	0.75-2.73%	0.83-1.92%
Expected life of options	3.0 – 9.76 Years	4.85-9.77 Years	4.82-9.66 Years
Expected dividend yield	-	-	-

Non-Qualified Stock Option Plan--At September 30, 2014, the Company has collectively authorized the issuance of 5,680,000 shares of common stock under its Non-Qualified Stock Option Plan. Options typically vest over a three-year period and expire no later than ten years after the grant date. Terms of the options are to be determined by the Company's Compensation Committee, which administers the plans. The Company's employees, directors, officers, and consultants or advisors are eligible to be granted options under the Non-Qualified Stock Option Plans.

Incentive Stock Option Plan--At September 30, 2014, the Company had collectively authorized the issuance of 1,960,000 shares of common stock under its Incentive Stock Option Plan. Options typically vest over a three-year period and expire no later than ten years after the grant date. Terms of the options were determined by the Company's Compensation Committee, which administers the plans. Only the Company's employees are eligible to be granted options under the Incentive Stock Option Plans.

Activity in the Company's Non-Qualified and Incentive Stock Option Plans for the year ended September 30, 2014 is summarized as follows:

Non-Qualified and Incentive Stock Option Plans

	Outstanding				Exercisable			
	Number of Shares	Weighted Average Exercise Price	Weighted Ave Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Weighted Ave Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at October 1, 2013	5,188,141	$3.62	6.53	$133	2,422,997	$4.00	4.95	$133
Vested					1,094,803	$2.14		
Granted (a)	1,723,240	$1.09						
Exercised								
Forfeited	6,316	$1.60						
Expired	73,916	$4.29			73,916	$4.29		
Cancelled								
Outstanding at September 30, 2014	6,831,149	$2.98	6.55	$3,600	3,443,884	$3.40	5.49	$3,600

(a) During the year ending September 30, 2014, 80,000 stock options were granted to consultants.

A summary of the status of the Company's non-vested options for the year ended September 30, 2014 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at October 1, 2012	1,649,063	$3.60
Vested	(729,087)	
Granted	1,859,387	
Forfeited	(14,219)	
Unvested at October 1, 2013	2,765,144	$2.79
Vested	(1,094,803)	
Granted	1,723,240	
Forfeited	(6,316)	
Unvested at September 30, 2014	3,387,265	$2.15

In November 2011, the Company modified the number of options issued to certain employees and directors, as well as the exercise prices and the expiration dates of the options. This resulted in the cancellation of 390,047 options priced between $5.40 and $19.40 and the issuance of 312,037 options at $3.20. In accordance with ASC 718, the incremental compensation cost was $409,370 and amortized over the remaining service period.

In December 2011, the Company extended the expiration date on 29,167 options from the Stock Option Plans with exercise prices ranging from $1.60 to $3.30. The options originally would have expired between April 2012 and August 2012 and were extended for three years to expiration dates ranging from April 2015 to August 2015. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $36,990. As of September 30, 2014, all repriced options remained outstanding.

In December 2012, the Company offered employees and directors holding options that expire on April 1, 2013 the opportunity to forfeit these options and have new options issued with an expiration date of December 17, 2017. All twelve employees and directors eligible for this offer accepted the terms. This resulted in the cancellation of 387,466 options priced at $2.20 per share and the concurrent issuance of the same number of options at $2.80 per share. At the cancellation date, the incremental compensation cost was $477,879 which was amortized over the remaining service period. As of September 30, 2014, all options remained outstanding.

Stock Bonus Plans -- At September 30, 2014, the Company was authorized to issue up to 1,594,000 shares of common stock under its Stock Bonus Plans. All employees, directors, officers, consultants, and advisors are eligible to be granted shares. During the year ended September 30, 2014, 164,787 shares were issued to the Company's 401(k) plan for a cost of $155,434. During the year ended September 30, 2013, 74,230 shares were issued to the Company's 401(k) plan for a cost of $158,856. During the year ended September 30, 2012, 42,627 shares were issued to the Company's 401(k) plan for a cost of $154,516. During the years ended September 30, 2012, the Company issued 618 shares from Stock Bonus Plans to consultants for payment of services at a cost $1,792. As of September 30, 2014, the Company has issued a total of 1,058,896 shares of common stock from the Stock Bonus Plans.

Stock Compensation Plan-- At September 30, 2014, 1,350,000 shares were authorized for use in the Company's stock compensation plan. During the years ended September 30, 2014, 2013 and 2012, 409,968, 50,000 and 100,000 shares were issued from the Stock Compensation Plan to consultants for payment of services at a cost of $439,008, $140,000 and $320,000, respectively. As of September 30, 2014, the Company has issued 1,098,621 shares of common stock from the Stock Compensation Plan.

Incentive Stock Bonus Plan-- On July 22, 2014 the Company's shareholders approved the 2014 Incentive Stock Bonus Plan, authorizing the issuance of 16,000,000 shares in the Company's Incentive Stock Bonus Plan. During the year ended September 30, 2014, 15,700,000 shares were issued from the Incentive Stock Bonus Plan to officers and employees. The shares are unvested and are held in escrow. The shares will only be earned upon the achievement of certain milestones leading to the commercialization of the Company's Multikine technology, or specified increases in the market price of the Company's stock. If the performance or market criteria are not met as specified in the Incentive Stock Bonus Plan, all or a portion of the awarded shares will be forfeited. At September 30, 2014, no restricted shares were vested. The fair value of the shares on the grant date was calculated to be $8,662,502, using the market value on the grant-date for issuances where the attainment of performance criteria is likely and using a Monte Carlo simulation for issuances where the attainment of performance criteria is uncertain. The total value of the shares, if earned, will be expensed over the requisite service periods for each milestone, provided the requisite service periods are rendered, regardless of whether the market conditions are met. No compensation cost is recognized for awards where the requisite service period is not rendered. During the year ended September 30, 2014, the Company recorded expense relating to the restricted stock of $1,477,954. At September 30, 2014, the Company has unrecognized compensation expense of $7,184,548 which is expected to be recognized over a weighted average period of 5.35 years.

8. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution retirement plan, qualifying under Section 401(k) of the Internal Revenue Code, subject to the Employee Retirement Income Security Act of 1974, as amended, and covering substantially all Company employees. Each participant's contribution is matched by the Company with shares of common stock that have a value equal to 100% of the participant's contribution, not to exceed the lesser of $10,000 or 6% of the participant's total compensation. The Company's contribution of common stock is valued each quarter based upon the closing bid price of the Company's common stock. Total expense, including plan maintenance, for the years ended September 30, 2014, 2013 and 2012, in connection with this Plan was $159,632, $162,865 and $158,500, respectively.

9. COMMITMENTS AND CONTINGENCIES

Clinical Research Agreements

In March 2013, the Company entered into an agreement with Aptiv Solutions to provide certain clinical research services in accordance with a master service agreement. The Company will reimburse Aptiv for costs incurred. In May 2013, CEL-SCI made an advance payment of $400,000. In October 2013, the Company made the second and final advance payment of $200,000. The funds advanced will be credited back in $150,000 annual increments from December 2014 through December 2017. As of September 30, 2014, $150,000 of the deposit is classified as a current asset.

In April 2013, the Company entered into a co-development and revenue sharing agreement with Ergomed. Under the agreement, Ergomed will contribute up to $10 million towards the Phase 3 head and neck cancer study in the form of offering discounted clinical services in exchange for a single digit percentage of milestone and royalty payments, up to four times Ergomed's contribution amount. The Company accounted for the co-development and revenue sharing agreement in accordance with ASC 808 "Collaborative Arrangements". The Company determined the payments to Ergomed are within the scope of ASC 730 "Research and Development." Therefore, the Company records the discount on the clinical services as a credit to research and development expense on its Statements of Operations. Since the Company entered into the co-development and revenue sharing agreement with Ergomed it has incurred research and development expenses of approximately $5,223,000 related to Ergomed's services. This amount is net of Ergomed's discount of approximately $1,794,000. During the years ended September 30, 2014 and 2013, the Company recorded, approximately $4,385,000 and $838,000, respectively, as research and development expense related to Ergomed's services. These amounts were net of Ergomed's discount of approximately $1,513,000 and $281,000, respectively.

In October 2013, the Company entered into two co-development and profit sharing agreements with Ergomed. One agreement supports the U.S. Navy with the development of Multikine as a potential treatment for peri-anal warts in HIV/HPV co-infected men and women. The other agreement focuses on the development of Multikine as a potential treatment for cervical dysplasia in HIV/HPV co-infected women. Ergomed will assume up to $3 million in clinical and regulatory costs for each study.

In April 2013, the Company dismissed inVentiv Health Clinical, LLC (inVentiv, f/k/a PharmaNet, LLC), the Company's former clinical research organization and replaced it with Aptiv Solutions, Inc. and Ergomed Clinical Research Ltd, as noted above. On October 31, 2013, the Company commenced arbitration proceedings against inVentiv. The arbitration claim, initiated under the Commercial Rules of the American Arbitration Association, alleges (i) breach of contract, (ii) fraud in the inducement, and (iii) common law fraud, and seeks at least $50 million in damages.

On December 12, 2013, inVentiv filed a counterclaim, alleging breach of contract on the part of the Company and seeking at least $2 million in damages. On December 20, 2013, inVentiv moved to dismiss certain claims. On June 24, 2014, the arbitrator denied inVentiv's motion to dismiss. Given that this matter is at a preliminary stage, the Company is not in a position to predict or assess the likely outcome of these proceedings.

Lease Agreements

The future minimum annual rental payments due under non-cancelable operating leases for office and laboratory space are as follows:

Year Ending September 30,

2015	$ 1,785,873
2016	1,769,497
2017	1,746,328
2018	1,746,802
2019	1,808,302
2020 and thereafter	19,570,627
Total minimum lease payments:	$ 28,427,429

Rent expense, including amortization of deferred rent, for the years ended September 30, 2014, 2013 and 2012, was $2,650,829, $2,651,460 and $2,659,532, respectively. The Company's three leases expire between June 2015 and October 2028.

In August 2007, the Company leased a building near Baltimore, Maryland. The building was remodeled in accordance with the Company's specifications so that it can be used by the Company to manufacture Multikine for the Company's Phase 3 clinical trial and sales of the drug if approved by the FDA. The lease is for a term of twenty years and requires annual base rent to escalate each year at 3%. The Company is required to pay all real estate and personal property taxes, insurance premiums, maintenance expenses, repair costs and utilities. The lease allows the Company, at its election, to extend the lease for two ten-year periods or to purchase the building at the end of the 20-year lease.

At September 30, 2014, the Company recorded a total deferred rent asset of $5,277,939, of which $4,733,865 is long term and the balance of $544,074 is included in current assets. At September 30, 2013, the Company recorded a total deferred rent asset of $6,047,098, of which $5,448,381 is long term and the balance of $598,717 is included in current assets. On September 30, 2014 and 2013, the Company has included in deferred rent the following: 1) deposit on the manufacturing facility ($3,150,000); 2) the fair value of the warrants issued to lessor ($1,403,654); 3) additional investment ($2,995,541); 4) deposit on the cost of the leasehold improvements for the manufacturing facility ($1,786,591). At September 30, 2014, the Company has also included accrued interest on deposit of $329,525, and accumulated amortization of $4,387,374. At September 30, 2013, the Company has also included accrued interest on deposit of $499,968, and accumulated amortization of $3,788,656.

The Company was required to deposit the equivalent of one year of base rent in accordance with the lease. When the Company meets the minimum cash balance required by the lease, the deposit will be returned to the Company. The $1,670,917 is included in non-current assets on September 30, 2014 and 2013.

In December 2011, the Company began subleasing a portion of its rental space on a month to month term lease, which requires a 30 day notice for termination. The sublease rent for the years ended September 30, 2014, 2013 and 2012 was $63,144, $61,305 and $48,500, respectively, and is recorded in grant income and other in the statements of operations.

The Company leases its research and development laboratory under a 60 month lease which expires February 28, 2017. The operating lease includes escalating rental payments. The Company is recognizing the related rent expense on a straight line basis over the full 60 month term of the lease at the rate of $11,360 per month. As of September 30, 2014 and 2013, the Company has recorded a deferred rent liability of $6,387 and $3,992, respectively.

The Company leases office headquarters under a 36 month lease which expires June 30, 2015. The operating lease includes escalating rental payments. The Company is recognizing the related rent expense on a straight line basis over the full 36 month term of the lease at the rate $7,864 per month. As of September 30, 2014 and 2013, the Company has recorded a deferred rent liability of $6,278 and $12,412, respectively.

The Company leases office equipment under a capital lease arrangement. The term of the capital lease is 48 months and expires on September 30, 2016. The monthly lease payment is $1,025. The lease bears interest at approximately 6% per annum.

Employment Contracts

On August 30, 2013, the Company's employment agreement with Maximilian de Clara, the Company's President and a director, as amended on September 8, 2006 and extended on August 30, 2010, was further extended to August 30, 2016. The employment agreement provides that the Company will pay Mr. de Clara an annual salary of $363,000 during the term of the agreement. In the event that there is a material reduction in his authority, duties or activities, or in the event there is a change in the control of the Company, then the agreement allows him to resign from his position at the Company and receive a lump-sum payment from the Company equal to 18 months of salary. For purposes of the employment agreement, a change in the control of the Company means the sale of more than 50% of the outstanding shares of the Company's common stock, or a change in a majority of the Company's directors.

On September 1, 2011, the Company agreed to extend its employment agreement with Geert Kersten, the Company's Chief Executive Officer, to August 31, 2016. Mr. Kersten's annual salary for fiscal year 2014 was $521,893. Mr. Kersten will receive at least the same salary increases each year as do other senior executives of the Company. Further increases, if any, will be made at the sole discretion of the Company's directors.

During the employment term, Mr. Kersten will be entitled to receive any other benefits which are provided to the Company's executive officers or other fulltime employees in accordance with the Company's policies and practices and subject to Mr. Kersten's satisfaction of any applicable condition of eligibility.

If Mr. Kersten resigns within ninety (90) days of the occurrence of any of the following events: (i) a relocation (or demand for relocation) of Mr. Kersten's place of employment to a location more than thirty-five (35) miles from his current place of employment, (ii) a significant and material reduction in Mr. Kersten's authority, job duties or level of responsibility or (iii) the imposition of significant and material limitations on the Mr. Kersten's autonomy in his position, the employment agreement will be terminated.

The employment agreement will also terminate upon the death of Mr. Kersten, Mr. Kersten's physical or mental disability, willful misconduct, an act of fraud against the Company, or a breach of the employment agreement by Mr. Kersten.

If the employment agreement is terminated for any of the foregoing, Mr. Kersten, or his legal representatives, as the case may be, will be paid the salary provided by the employment agreement through the date of termination, any options or bonus shares of the Company then held by Mr. Kersten will become fully vested and the expiration date of any options which would expire during the four year period following his termination of employment will be extended to the date which is four years after his termination of employment.

In the event there is a change in the control of the Company, the agreement allows Mr. Kersten to resign from his position at the Company and receive a lump-sum payment from the Company equal to 24 months of salary, based upon his salary then in effect on the date of his resignation. For purposes of the employment agreement a change in the control of the Company means: (1) the merger of the Company with another entity if after such merger the shareholders of the Company do not own at least 50% of voting capital stock of the surviving corporation; (2) the sale of substantially all of the assets of the Company; (3) the acquisition by any person of more than 50% of the Company's common stock; or (4) a change in a majority of the Company's directors which has not been approved by the incumbent directors.

On August 30, 2013, the Company amended certain sections of Mr. Kersten's employee agreement so that it would correspond with similar sections of the employment agreements discussed below.

On August 30, 2013, the Company extended its employment agreement with Patricia B. Prichep, the Company's Senior Vice President of Operations, through August 30, 2016. Ms. Prichep's annual salary for fiscal year 2014 was $229,465.

On August 30, 2013, the Company extended its employment agreement with Eyal Talor, Ph.D., the Company's Chief Scientific Officer, through August 30, 2016. Dr. Talor's annual salary for fiscal year 2014 was $283,283.

In the event there is a change in the control of the Company, the employment agreements with Ms. Prichep and Dr. Talor allow Ms. Prichep and/or Dr. Talor (as the case may be) to resign from her or his position at the Company and receive a lump-sum payment from the Company equal to 18 months of salary. For purposes of the employment agreements, a change in the control of the Company means: (1) the merger of the Company with another entity if after such merger the shareholders of the Company do not own at least 50% of voting capital stock of the surviving corporation; (2) the sale of substantially all of the assets of the Company; (3) the acquisition by any person of more than 50% of the Company's common stock; or (4) a change in a majority of the Company's directors which has not been approved by the incumbent directors.

The employment agreements with Ms. Prichep and Dr. Talor will also terminate upon the death of the employee, the employee's physical or mental disability, willful misconduct, an act of fraud against the Company, or a breach of the employment agreement by the employee. If the employment agreement is terminated for any of these reasons the employee, or her or his legal representatives, as the case may be, will be paid the salary provided by the employment agreement through the date of termination.

Further, the Company has contingent obligations with other vendors for work that will be completed in relation to the Phase 3 trial. The timing of these obligations cannot be determined at this time. The total remaining cash cost of these future obligations for the Phase 3 trial is estimated to be approximately $28,200,000.

10. LOANS FROM OFFICER AND INVESTOR

The Company's President, and a director, Maximilian de Clara, loaned the Company $1,104,057 under a note payable. The loan from Mr. de Clara bears interest at 15% per year and is secured by a lien on substantially all of the Company's assets. The Company does not have the right to prepay the note without Mr. de Clara's consent. The note was initially payable at the end of March 2009, but was extended. At the time of the first extension, and in accordance with the loan agreement, the Company issued Mr. de Clara warrants to purchase 164,824 shares of the Company's common stock at a price of $4.00 per share. The warrants are exercisable at any time prior to December 24, 2014. In June 2009, the note with Mr. de Clara was extended for the second time to July 6, 2014. At Mr. de Clara's option, the note may be converted into shares of the Company's common stock. The number of shares which will be issued upon any conversion will be determined by dividing the amount to be converted by $4.00. As further consideration for the second extension, Mr. de Clara received warrants to purchase 184,930 shares of the Company's common stock at a price of $5.00 per share at any time prior to January 6, 2015. On May 13, 2011, to recognize Mr. de Clara's willingness to agree to subordinate his note to the convertible preferred shares and convertible debt, the Company extended the maturity date of the note to July 6, 2015, however Mr. de Clara may demand payment upon giving the Company 10 days of notice. In August 2014, the loan and warrants were transferred to the de Clara Trust, of which the Company's CEO, Geert Kersten, is the trustee and a beneficiary. Mr. de Clara will continue to receive the interest payments.

During the years ended September 30, 2014, 2013 and 2012, the Company paid $179,409, $151,808 and $165,608, respectively, in interest expense to Mr. de Clara.

11. STOCKHOLDERS' EQUITY

During the year ended September 30, 2014, 2,695,562 Series M, N and S warrants were exercised. The Company issued 2,668,508 shares of common stock and received $3,118,387 from the exercise of these warrants since 92,715 Series N warrants were exercised in a cashless exercise. During the year ended September 30, 2013, no warrants were exercised. During the year ended September 30, 2012, 650,000 Series O warrants issued in connection with a licensing agreement with Byron (Note 2), were exercised. The Company received $1,625,000 from the exercise of these warrants. Also during the year ended September 30, 2012, Series K and Series L warrants were exercised resulting in the issuance of 369,120 shares of common stock at prices ranging from $3.00 to $3.40. The Company received a total of $1,131,359 from the exercise of these warrants. The Company incurred direct financing fees of $91,820, which were charged to additional paid-in capital during the year ended September 30, 2012.

In October 2011, the Company sold 1,333,334 shares of its common stock, at a price per share of $3.00, in a registered direct offering to institutional investors, representing gross proceeds of $4.0 million. Investors also received Series F warrants to purchase up to 1,200,000 shares of the Company's common stock at a purchase price of $4.00 at any time prior to October 6, 2014. The Company paid Chardan Capital Markets, LLC, the placement agent for this offering, a cash commission of $140,000, and issued 66,667 Series G warrants to Chardan. This financing triggered the reset provision from the August 2008 financing which resulted in the issuance of an additional 83,333 shares of common stock. The cost of additional shares issued was $250,000. This cost was recorded as a debit and a credit to additional paid-in capital and was deemed a dividend. On August 12, 2014, all outstanding Series G warrants expired. As of September 30, 2014, 1,200,000 Series F warrants and no Series G warrants remained outstanding. At September 30, 2014, the fair value of the outstanding Series F warrants was $0 (Note 2). On October 6, 2014, all of the Series F warrants expired.

In January 2012, the Company sold 1,600,000 shares of its common stock, at a price per share of $3.60, in a registered direct offering to institutional investors, representing gross proceeds of $5.76 million. Investors also received Series H warrants to purchase up to 1,200,000 shares of the Company's common stock at a purchase price of $5.00 at any time prior to August 1, 2015. The Company paid Chardan Capital Markets, LLC, the placement agent for this offering, a cash commission of $403,200. The initial cost of the warrants was $2,400,000 and was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, all of the Series H warrants remained outstanding, with a fair value of $12,000, which is shown on the Company's balance sheet as a derivative liability (Note 2).

In June 2012, the Company sold 1,600,000 shares of its common stock, at a price per share of $3.50, in a registered direct offering to institutional investors, representing gross proceeds of $5.60 million. Investors also received Series Q warrants to purchase up to 1,200,000 shares of the Company's common stock at a purchase price of $5.00 at any time prior to December 22, 2015. The Company paid Chardan Capital Markets, LLC, the placement agent for this offering, a cash commission of $448,000. The initial cost of the warrants was $2,160,000 and was recorded as a debit to additional paid-in capital and a credit to derivative liabilities.   As of September 30, 2014, all of the Series Q warrants remained outstanding, with a fair value of $12,000, which is shown on the Company's balance sheet as a derivative liability (Note 2).

In December 2012, the Company sold 3,500,000 shares of its common stock for $10,500,000, or $3.00 per share, in a registered direct offering. The investors in this offering also received Series R warrants which entitle the investors to purchase up to 2,625,000 shares of the Company's common stock. The Series R warrants may be exercised at any time before December 7, 2016 at a price of $4.00 per share. The Company paid Chardan Capital Markets, LLC, the placement agent for this offering, a cash commission of $682,500. The initial cost of the warrants was $4,200,000 and was recorded as a debit to additional paid-in capital and a credit to derivative liabilities. As of September 30, 2014, all of the Series R warrants remained outstanding, with a fair value of $157,500, which is shown on the Company's balance sheet as a derivative liability (Note 2).

On October 11, 2013, the Company closed a public offering of units of common stock and Series S warrants at a price of $1.00 per unit for net proceeds of $16,400,000, net of underwriting discounts and commissions. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The warrants are immediately exercisable and expire on October 11, 2018, and have an exercise price of $1.25. In November 2013, the underwriters purchased an additional 2,648,913 warrants pursuant to the overallotment option, for which the Company received net proceeds of $24,370.

On December 24, 2013, the Company closed a public offering of units of common stock and warrants at a price of $0.63 per unit for net proceeds of $2,790,000, net of underwriting discounts and commissions. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The warrants are immediately exercisable and expire on October 11, 2018, and have an exercise price of $1.25. The underwriters exercised the option for the full 10% overallotment, for which the Company received net proceeds of approximately $279,000.

The Company incurred $189,188 in offering costs related to the October and December 2013 offerings which were charged to additional paid-in capital and netted against the cash proceeds in the Statement of Cash Flows. As of September 30, 2014, 23,624,326 Series S warrants remained outstanding, with a fair value of $5,197,352, which is shown on the Company's balance sheet as a derivative liability (Note 2).

The October and December 2013 financings triggered the reset provision from the August 2008 financing which resulted in the issuance of an additional 1,563,083 shares of common stock. The cost of additional shares issued was $1,117,447. This cost was recorded as a debit and a credit to additional paid-in capital and was deemed a dividend.

On April 17, 2014, the Company closed a public offering of units consisting of an aggregate of 7,128,229 shares of common stock and Series T warrants to purchase an aggregate of 1,782,057 shares of common stock. The units were sold at a price of $1.40 per unit. The common stock and warrants separated immediately. The warrants are immediately exercisable, expire on October 17, 2014, and have an exercise price of $1.58 per share. The Company received net proceeds of approximately $9,143,000, after deducting the underwriting commissions and offering expenses. The underwriters received 445,514 Series U warrants to purchase one share of common stock. The Series U warrants are exercisable beginning October 17, 2014, expire on October 17, 2017, and have an exercise price of $1.75. As of September 30, 2014, all of the Series T and U warrants remained outstanding, with a fair value of $0 and $120,289, respectively, which is shown on the Company's balance sheet as a derivative liability (Note 2). On October 17, 2014, all of the Series T warrants expired.

During the year ended September 30, 2014, the Company issued 15,700,000 restricted shares from the Incentive Stock Bonus Plan to officers and employees. The shares are unvested and held in escrow. The shares will only be earned upon the achievement of certain milestones leading to the commercialization of the Company's Multikine technology, or specified increases in the market price of the Company's stock. If the performance or market criteria are not met as specified in the Incentive Stock Bonus Plan, all or a portion of the awarded shares will be forfeited. The fair value of the shares on the date of issuance was calculated by using the market value on the grant-date for issuances where the attainment of performance criteria is likely and using a Monte Carlo simulation for issuances where the attainment of performance criteria is uncertain. The total value of the shares, if earned, is calculated to be $8,662,502 and will be expensed over the requisite service period for each milestone. At September 30, 2014, the Company had unrecognized compensation expense of $7,184,548 relating to the restricted stock awards. None of these restricted shares were vested at September 30, 2014.

12. FAIR VALUE MEASUREMENTS

In accordance with the provisions of ASC 820, "*Fair Value Measurements*," the Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company generally applies the income approach to determine fair value. This method uses valuation techniques to convert future amounts to a single present amount. The measurement is based on the value indicated by current market expectations about those future amounts.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company classifies fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

- o Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities

- o Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and amounts derived from valuation models where all significant inputs are observable in active markets

- o Level 3 – Unobservable inputs that reflect management's assumptions

For disclosure purposes, assets and liabilities are classified in their entirety in the fair value hierarchy level based on the lowest level of input that is significant to the overall fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy levels.

The table below sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the balance sheet at September 30, 2014:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Derivative Instruments	$ 5,197,352	$ -	$ 307,894	$ 5,505,246

The table below sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the balance sheet at September 30, 2013:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Derivative Instruments	$ -	$ -	$ 433,024	$433,024

The following sets forth the reconciliation of beginning and ending balances related to fair value measurements using significant unobservable inputs (Level 3), as of September 30:

	2014	2013
Beginning balance	$ 433,024	$ 6,983,690
Issuances	7,791,448	4,200,000
Settlements	(1,445,528)	-
Transfers to Level 1	(7,321,071)	-
Realized and unrealized losses/(gains) recorded in earnings	850,021	(10,750,066)
Ending balance	$ 307,894	$ 433,024

The fair values of the Company's derivative instruments disclosed above under Level 3 are primarily derived from valuation models where significant inputs such as historical price and volatility of the Company's stock as well as U.S. Treasury Bill rates are observable in active markets.

13. NET LOSS PER COMMON SHARE

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company's potentially dilutive shares, which include outstanding common stock options, common stock warrants, restricted stock and shares issuable on convertible debt, have not been included in the computation of diluted net loss per share for all periods presented, as the result would be anti-dilutive. For the years presented, the gain on derivative instruments in not included in net loss available to common shareholders for purposes of computing dilutive loss per share because its effect is anti-dilutive.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per-share computations:

	2014	2013	2012
Net loss – available to common shareholders	$ (28,483,712)	$ (9,230,478)	$ (17,645,930)
Less: Gain on derivative Instruments	(248,767)	(10,750,666)	(1,911,683)

Net loss - diluted	$	(28,732,479)	$	(19,981,144)	$	(19,557,613)	

Weighted average number of shares - basic and diluted	58,804,622	30,279,442	25,183,654

Loss per share - basic	$	(0.48)	$	(0.30)	$	(0.70)
Loss per share - diluted	$	(0.49)	$	(0.66)	$	(0.78)

In accordance with the contingently issuable shares guidance of FASB ASC Topic 260, *Earnings Per Share*, the calculation of diluted net loss per share excludes 15,700,000 shares of unvested restricted stock for the year ended September 30, 2014, because their inclusion would be anti-dilutive. Also excluded from the above computations of weighted-average shares for diluted net loss per share were options and warrants to purchase approximately 40,271,000, 12,351,000 and 9,827,000 shares of common stock as of September 30, 2014, 2013 and 2012, respectively, because their inclusion would be anti-dilutive.

14. SEGMENT REPORTING

ASC 280, "*Disclosure about Segments of an Enterprise and Related Information*" establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. This topic also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under this topic, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment, the research and development of certain drugs and vaccines. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

15. QUARTERLY INFORMATION (UNAUDITED)

The following quarterly data are derived from the Company's statements of operations.

Financial Data

Fiscal 2014

	Three months ended December 31 2013	Three months ended March 31, 2014	Three months ended June 30, 2014	Three months Ended September 30, 2014	Year ended September 30, 2014
Revenue	$ 113,144	$ 67,157	$ 15,914	$ 67,818	$ 264,033
Operating expenses	6,047,454	6,293,592	6,917,243	8,579,856	27,838,145
Non-operating expenses, net	(10,925)	(6,797)	(10,927)	(12,271)	(40,920)
Gain (loss) on derivative instruments	1,610,817	(7,132,348)	4,467,776	1,302,522	248,767
Net loss	(4,334,418)	(13,365,580)	(2,444,480)	(7,221,787)	(27,366,265)
Issuance of shares due to reset provisions	(1,117,447)	-	-	-	(1,117,447)
Net loss available to common shareholders	$ (5,451,865)	$ (13,365,580)	$ (2,444,480)	$ (7,221,787)	$ (28,483,712)
Net loss per share-basic	$ (0.11)	$ (0.24)	$ (0.04)	$ (0.11)	$ (0.48)
Net loss per share-diluted	$ (0.15)	$ (0.24)	$ (0.11)	$ (0.13)	$ (0.49)
Weighted average shares-basic and diluted	48,215,919	56,239,562	64,664,274	66,091,826	58,804,622

Fiscal 2013

	Three months ended December 31 2012	Three months ended March 31, 2013	Three months ended June 30, 2013	Three months ended September 30, 2013	Year ended September 30, 2013
Revenue	$ 15,000	$ 15,405	$ 113,728	$ 15,450	$ 159,583
Operating expenses	5,059,457	4,255,229	5,626,927	5,087,191	20,027,859
Non operating expenses, net	(11,987)	(11,811)	(13,666)	(14,928)	(53,337)
Gain on derivative instruments	2,746,198	3,538,264	1,079,392	3,386,812	10,750,666
Net loss	(2,310,246)	(713,371)	(4,447,473)	(1,699,857)	(9,170,947)
Modification of warrants	-	-	(59,531)	-	(59,531)
Net loss available to common shareholders	$ (2,310,246)	$ (713,371)	$ (4,507,004)	$ (1,699,857)	$ (9,230,478)
Net loss per share-basic	$ (0.08)	$ (0.02)	$ (0.15)	$ (0.05)	$ (0.30)
Net loss per share-diluted	$ (0.18)	$ (0.14)	$ (0.18)	$ (0.16)	$ (0.66)
Weighted average shares-basic and diluted	28,311,602	30,901,177	30,930,650	30,994,932	30,279,442

The Company has experienced large swings in its quarterly gains and losses in 2014 and 2013 caused by the changes in the fair value of warrants each quarter.

17. SUBSEQUENT EVENTS

In accordance with ASC 855, "*Subsequent Events*", the Company has reviewed subsequent events through the date of the filing.

On October 24, 2014 the Company announced that it closed an underwritten public offering of 7,894,737 shares of common stock and 1,973,684 warrants to purchase shares of common stock. For every four shares of common stock sold, investors in this offering were issued a warrant to purchase one share of common stock. The common stock and warrants were sold at a combined price of $0.76 for net proceeds of approximately $5.5 million, net of underwriting discounts and commissions and offering expenses. The warrants were immediately exercisable, expire October 11, 2018 and have an exercise price of $1.25.

Additionally, on October 21, 2014, the Company announced that it had sold 1,320,000 shares of the Company's common stock, as well as warrants to purchase an additional 330,000 shares of common stock. For every four shares sold, the Company issued to investors in this offering one warrant. The shares of common stock and warrants are being sold at a combined price of $0.76 per share with net proceeds from the offering of approximately $928,000, after deducting the sales and commissions and estimated expenses. The common stock and warrants will separate immediately. The warrants were immediately exercisable, expire October 11, 2018 and have an exercise price of $1.25.

CORPORATE INFORMATION

Board of Directors

Maximilian de Clara
Chairman and President
CEL-SCI Corporation

Geert R. Kersten
Chief Executive Officer
CEL-SCI Corporation

Alexander G. Esterhazy
Financial Advisor

Peter Young, Ph.D.
President
Agnus Dei, Inc.

Corporate Officers

Maximilian de Clara
Director and President

Geert R. Kersten
Chief Executive Officer
Treasurer

Eyal Talor, Ph.D.
Chief Scientific Officer

John Cipriano
Senior Vice President of
Regulatory Affairs

Patricia B. Prichep
Senior Vice President of Operations
Corporate Secretary

Daniel Zimmerman, Ph.D.
Senior Vice President of
Research, Cellular Immunology

Corporate Headquarters

CEL-SCI Corporation
8229 Boone Boulevard
Suite 802
Vienna, VA 22182
USA

Telephone: (703) 506-9460
Facsimile: (703) 506-9471
www.cel-sci.com

Independent Auditors

BDO USA, LLP
Bethesda, MD

Counsel

Hart & Hart
Denver, CO

Transfer Agent and Registrar

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
(303) 262-0600

Inquiries regarding transfer
requirements, lost certificates and
change of address should be directed to
the transfer agent.

Stock Profile

CEL-SCI Corporation's Common Stock is
traded on the NYSE MKT exchange under
the symbol **CVM**. CEL-SCI also trades on five
German stock exchanges under the Symbol
LSR, German Securities Code
(Wertpapierkennnummer) 871006.
CEL-SCI's Series S warrants trade on the
NYSE MKT exchange under the symbol **CVM
WS**

There are approximately 1,300 stockholders
of record as of March 31, 2015. CEL-SCI has
not paid cash dividends on its Common
Stock since its inception.

SEC Form 10-K

A copy of CEL-SCI's annual report to the
Securities and Exchange Commission on
Form 10-K is available without charge upon
written request to:

Corporate Communications
CEL-SCI Corporation
8229 Boone Boulevard, Suite 802
Vienna, VA 22182
USA

CEL-SCI Corporation
8229 Boone Boulevard
Suite 802
Vienna, VA 22182
USA

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